05012536

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

REGISTRANT'S NAME Cobham plc

*CURRENT ADDRESS Brook Road
Wimborne
Dorset
BH21 2BJ United Kingdom

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34923 FISCAL YEAR 12/31/04

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/15/05

82-34923

Cobham plc Annual Report & Accounts 2004

ARLS
12-31-04



COBHAM

Aerospace Systems • Chelton • Flight Operations & Services

Aerospace Systems • Chelton • Flight Operations & Services

Contents

Lift flap for timeline of 70 years of company development

Aerospace Systems • Chelton • Flight Operations & Services

Cobham plc designs and manufactures equipment, specialised systems and components for the aerospace, defence, communications, law enforcement and national security markets and operates, maintains and modifies aircraft particularly in relation to special mission flight operations.



WRIGHT BROTHERS ACHIEVE FIRST POWERED FLIGHT
ALAN JOHN COBHAM BORN 6 MAY 1894
LOUIS BLERIOT CROSSES ENGLISH CHANNEL 1909
1894
1903
1909
1914
1890
1900
1910



ALAN COBHAM CARRIES OUT FIRST FLIGHT TO AND FROM SOUTH AFRICA 1925-1926
SIR ALAN COBHAM'S NATIONAL AVIATION DAY TOURS BRITISH ISLES 1932-1935
FLIGHT REFUELLING LTD HEAVILY COMMITTED TO SUPPORTING BERLIN AIRLIFT 1948-1949
FLIGHT REFUELLING (HOLDINGS) LTD FORMED
FLIGHT REFUELLING INC SET UP IN USA
FLIGHT REFUELLING LTD ENTERS DRONE TARGET BUSINESS
ALAN COBHAM AND SIR SEFTON BRANCKER CARRY OUT AIR ROUTE PROVING FLIGHT TO INDIA AND BURMA 1924-1925
SIR ALAN COBHAM UNDERTAKES MUNICIPAL AERODROME CAMPAIGN TOUR OF GREAT BRITAIN
AIR REFUELLING TRIALS CONDUCTED OVER SOUTH AND NORTH ATLANTIC WITH BRITISH AIRLINES 1946 - 1948
AIR REFUELLING USED IN COMBAT FOR FIRST TIME IN KOREA
FLIGHT REFUELLING LTD DEVELOPS AIR REFUELLING EQUIPMENT FOR ROYAL AIR FORCE AND ROYAL NAVY DURING 1950s
SIR ALAN COBHAM AWARDED KNIGHTHOOD AFTER FIRST FLIGHT TO AND FROM AUSTRALIA
SIR ALAN COBHAM CARRIES OUT SURVEY FLIGHT OF AFRICAN LAKES
'PROBE AND DROGUE' METHOD OF AIR REFUELLING INVENTED BY FLIGHT REFUELLING LTD
FLIGHT REFUELLING LTD MOVED TO MALVERN AND STAVERTON DURING WWII
SIR ALAN COBHAM CONDUCTS FLYING BOAT ROUTE PROVING FLIGHT AROUND AFRICA
SIR ALAN COBHAM ATTEMPTS FIRST AIR REFUELLED FLIGHT TO INDIA
FLIGHT REFUELLING LTD SUPPLY AIR REFUELLING EQUIPMENT FOR USAF B-29S
LAN COBHAM JOINS DE HAVILLAND AEROPLANE HIRE CO AS CHIEF PILOT
SIR ALAN COBHAM FORMS FLIGHT REFUELLING LTD AT FORD, SUSSEX, UK
USAF B-50 ACHIEVES FIRST NON-STOP FLIGHT AROUND THE WORLD USING FLIGHT REFUELLING LTD's AIR REFUELLING EQUIPMENT
FLIGHT REFUELLING LTD RETURNED TO FORD 1946 BUT RELOCATED TO TARRANT RUSHTON, DORSET, 1948
ALAN COBHAM ENGINEERING FORMED
SHIRE AVIATION FORMED BY COBHAM AND MES BROTHERS
COBHAM AIR ROUTES LTD CREATED
19 20 24 26 27 28 29 31 34 35 39 47 48 49 50 54 55 58 60
ALCOCK AND OWN ARE FIRST FLY NON-STOP ACROSS THE ATLANTIC
ALAN COBHAM WINS PRESTIGIOUS KING'S CUP AIR RACE
TRANSATLANTIC TRIALS SUCCESSFULLY CARRIED OUT BY IMPERIAL AIRWAYS 'C' CLASS FLYING BOATS REFUELLED BY FLIGHT REFUELLING LTD TANKERS
FLIGHT REFUELLING LTD ATTENDS FIRST SBAC EXHIBITION AT FARNBOROUGH
FLIGHT REFUELLING LTD BECOMES A PUBLIC COMPANY
CHARLES LINDBERGH IS FIRST TO FLY SOLO ACROSS THE ATLANTIC
COBHAM BLACKBURN AIRLINES FORMED
NO. 214 SQUADRON BECOMES FIRST RAF DEDICATED TANKER UNIT
1920
1930
1940
1950
1960

70 Years of Company Development 1934 - 2004



FLIGHT REFUELLING LTD's MANUFACTURING ACTIVITIES MOVES TO NEW FACTORY IN WIMBORNE, DORSET, UK
CDR NEIL ARMSTRONG BECOMES THE FIRST MAN TO LAND ON THE MOON
FLIGHT REFUELLING LTD RUSHTON TARGET TOWING WINCH ENTERS SERVICE
FIRST FLIGHT OF CONCORDE SST
SIR ALAN COBHAM DIES AGED 79 21 OCTOBER 1973
FLIGHT REFUELLING LTD's AIRFIELD DIVISION TRANSFERS FROM TARRANT RUSHTON TO BOURNEMOUTH INTERNATIONAL AIRPORT AND IS RENAMED AIRCRAFT OPERATING DIVISION
STANLEY AVIATION CORPORATION JOINS FLIGHT REFUELLING (HOLDINGS) LTD
FLIGHT REFUELLING LTD's AIR REFUELLING EQUIPMENT PLAYS VITAL ROLE IN FALKLANDS CAMPAIGN
FLIGHT REFUELLING (HOLDINGS) LTD RENAMED FR GROUP PLC
FR AVIATION LTD FORMED AS AN INDEPENDENT COMPANY
CARLETON AVIATION JOINS FR GROUP PLC AS CARLETON TECHNOLOGIES INC
CHELTON LTD JOINS FR GROUP PLC
FR GROUP PLC – 20 COMPANIES WORLDWIDE
FR GROUP PLC RENAMED COBHAM PLC
SARGENT FLETCHER INC JOINS COBHAM PLC
NATIONAL JET SYSTEMS JOINS COBHAM PLC
COBHAM PLC – 50 COMPANIES WORLDWIDE
COBHAM PLC – 78 COMPANIES WORLDWIDE
1963
1968
1969
1970
1973
1981
1982
1985
1987
1989
1992
1994
1999
2001
2004
1970
1980
1990
2000

Cobham at a Glance

Cobham has consistently pursued an aggressive approach to building and managing a diverse portfolio of aerospace and defence businesses. This strategy has generated strong shareholder returns. The Group remains in a financial and strategic position to sustain success.

AEROSPACE SYSTEMS

This group is a market leader in the design, development and support of air refuelling equipment, auxiliary mission equipment, life support and oxygen systems, fluid and air distribution components and systems and countermeasures for the aerospace and defence markets.



CHELTON

Chelton has an extensive global presence with facilities extending into Europe, North America and South Africa. It is one of the world's leading designers and suppliers of antennas, aircraft communication and navigation equipment, microwave sub-systems, radomes and composite structures for the aerospace, defence, law enforcement and national security, search and rescue and communications markets.



FLIGHT OPERATIONS & SERVICES

The group operates, modifies and maintains more than 150 aircraft in the aerospace and defence markets, for military training, special mission flight operations, and outsourced freight and passenger operations and also maintains large military aircraft.



Group Financial Highlights

TURNOVER
£983.0m (2003 - £832.6m) +18.1%

PROFIT on ordinary activities before taxation
£125.9m (2003 - £54.5m) +131.0%

UNDERLYING PROFIT on ordinary activities before taxation*
£146.9m (2003 - £135.3m) +8.6%


ANALYSIS OF TURNOVER
Non Military
Military
2004
£493.3m | 50.2%
£489.7m | 49.8%
£983.0m
2003
£415.0m | 49.8%
£417.6m | 50.2%
£832.6m
2002
£371.8m | 50.6%
£362.8m | 49.4%
£734.6m

EARNINGS PER ORDINARY SHARE – basic
76.0p (2003 - 17.2p) +341.9%

EARNINGS PER ORDINARY SHARE – fully diluted
75.5p (2003 - 17.1p) +341.5%

EARNINGS PER ORDINARY SHARE – underlying
94.8p (2003 - 93.5p) +1.4%


EARNINGS PER ORDINARY SHARE – underlying
2004
94.8p
2003
93.5p
2002
86.4p

INTERIM DIVIDEND PAID – paid 13 December 2004
9.2p (2003 - 8.36p) +10.0%

RECOMMENDED FINAL DIVIDEND – payable 4 July 2005
21.8p (2003 - 19.8p) +10.1%

RECOMMENDED DIVIDEND PER ORDINARY SHARE
31.0p (2003 - 28.16p) +10.1%


DIVIDEND
2004
31.0p
2003
28.16p
2002
25.6p

*Underlying profit measures exclude the impact of amortisation of goodwill and, for 2003, integration costs and the exceptional loss on disposal of Westwind.

Chairman's Statement

- *The 2004 results continue the Group's growth trend.*
- *We are well positioned in growth markets where we continue to seek acquisitions that will enhance our product range and our capability to serve our customers.*



GORDON PAGE

US101 helicopter selected for presidential transport in the US. Cobham has significant product ship set value on current variants deployed in the UK and Italy.



RESULTS

Profit on ordinary activities before taxation increased by 131% to £125.9m (2003 - £54.5m). Earnings per share increased by 342% to 76.0p (2003 - 17.2p). The 2003 figures include the disposal of Westwind.

The 2004 results continue the Group's growth trend over the past two decades. Turnover for the year has increased by 18.1% to £983.0m (2003 - £832.6m). Underlying* operating profit rose by 6.2% to £156.9m (2003 - £147.7m). Underlying profit before tax rose by 8.6% to £146.9m (2003 - £135.3m). Underlying earnings per share of 94.8p (2003 - 93.5p) were 1.4% higher than the previous year.

*Underlying is defined as excluding the impact of goodwill amortisation and, for 2003, the disposal of Westwind and integration costs.



Your directors have recommended a final dividend of 21.8p per share (2003 - 19.8p). Together with the interim dividend of 9.2p per share (2003 - 8.36p) which was paid in December 2004, this represents an increase of 10.1% compared to 2003. Subject to shareholders' approval, the final dividend will be paid on 4 July 2005 to all shareholders on the register at 3 June 2005. For a decade Cobham has been one of the few UK quoted companies to offer increased annual dividends at 10% or more.

CORPORATE DEVELOPMENT

During the year the Group successfully pursued its strategy of sustained development through organic growth and acquisition. Six acquisitions were completed for a total consideration of £61m. In addition, in December, agreement was reached to acquire H Koch and Sons (Koch) for a cash consideration of US$63m and Remec Defense & Space Inc. (Remec) for a cash consideration of US$260m. Both of these acquisitions are expected to complete in the second quarter of 2005, subject to certain approvals. Remec, in particular, positions the Group well in the network enabling capability market. Three further small acquisitions for the Chelton group were announced in February of 2005.

As always, the strength of the Group is based on the skill and dedication of all of its employees and, on behalf of the Board, I thank them sincerely.

Gordon Page Chairman
10 March 2005

Chief Executive's Review

- *Cobham performed robustly in 2004 with record order intake and strong revenue growth.*
- *In the military market the Group's products and services address key priorities which now include increased interoperability, rapid reaction, precision strike and information superiority.*



ALLAN COOK

INTRODUCTION

We continue to operate in a demanding and ever changing business environment. 2004 was challenging but successful for the Group. Since 2000 we have increased our revenues by £415m and underlying earnings per share have grown by 31p. With businesses extending over five continents, Cobham has become a truly global company.

MARKET IN CONTEXT

The aerospace and defence markets have continued to develop and grow during 2004. In the military market the key priorities now include increased interoperability, rapid reaction, precision strike and information superiority. These priorities have driven technology insertion into systems and sub-systems for network enabling capability and for the development of unmanned aerial vehicles.

More traditional but equally important equipment such as air refuelling (AR), antennas and life support systems have also shown considerable growth.

Intelligence is key to defeating terrorism and predicting threats. The USA and NATO continue to invest in the development of capabilities for collecting, producing, filtering and communicating intelligence between space, air, land and sea operations.

In the commercial market, airline traffic has returned to levels seen in 2000, and 2005 is expected to see a further increase. Our two major commercial customers, Airbus and Boeing, are forecasting higher levels of output for 2005 with further potential increases in 2006. Three new commercial aircraft are on the horizon - Airbus A350, Boeing B787 and, potentially, the Bombardier C Series.

BUSINESS OVERVIEW

Cobham performed robustly in 2004 with record order intake and strong revenue growth. The fall in the dollar has slowed profit growth, but this has been partially offset by our currency hedging programme.

It has been a year of transition and investment in the Aerospace Systems Group. Improved performances in air refuelling and auxiliary equipment and life support sectors have been overshadowed by poor operational performances in countermeasures and fluid and air distribution sectors. The loss of a major bid at our US countermeasures business in Milan, Tennessee



Light armoured tactical vehicles and ABRAMS main battle tanks currently deployed in Iraq with Chelton's intercom systems installed (AN/VIC 3 and LV2).

and continued technical challenges on the A380 fuel pump system were the major reasons for this reduction in operational performance.

Chelton had another good year of organic growth. US businesses performed strongly driven by increased opportunities in the defence market. Margins reduced slightly due to the dilution effect of acquisitions. Order intake improved in antennas, avionics, microwave and law enforcement and national security (LENS) product lines. Requirements for increased capability on many platforms will benefit Chelton. Network enabled capability opportunities are increasing – caused by the requirement for faster, more secure data transfer.

Flight Operations & Services had an excellent year, exceeding all its financial targets and winning important new business in the UK and Australia. Profit margins have continued to improve and the Group is well placed to seek further growth opportunities.

The order book is £1.3bn. In the last twelve months a number of significant long-term contracts have been won or successfully renewed. In February 2005 the UK Ministry of Defence announced that the AirTanker consortium, in which the Group is a shareholder, had been awarded Preferred Bidder status on the Future Strategic Tanker Aircraft (FSTA) programme. This is a significant milestone in this 27 year programme to provide the Royal Air Force with a new tanker/transport service based on the Airbus A330-200 aircraft. Our bid cost has been £2.3m (2003 - £1.2m). The cost incurred on this Cobham wide programme is not attributable to any particular division, and is excluded from the segmental profits shown in the Business Review.

PROSPECTS

After more than a year of negotiations between the European manufacturers of the Eurofighter Typhoon and the governments of the four partner nations, UK, Germany, Italy and Spain, agreement was finally reached on 14 December 2004 for the second production tranche of 236 combat aircraft. The announcement brought a guarantee of production continuity through to 2013. This is a major boost for Cobham as tranche 2 production commences.

In the field of avionics, combat aircraft require ever higher data acquisition rates to support improved capabilities. This will require further upgrades of new and existing aircraft in both Europe and the USA. Chelton is well placed to support this requirement as part of its network centric capability programme.

The Group now has a strong worldwide presence in LENS including offshore and onshore surveillance and advanced multi-mode communication systems. This area of activity is expected to expand significantly in the years ahead.

In addition, the Group's products and services address the current military priorities of countries with the largest defence budgets. In recent years the Group has greatly increased its industrial presence in the USA and has continued to invest in research and development and improved facilities in its US businesses. The Group is actively involved in bilateral government/industry discussions to facilitate the secure interchange of technologies between the USA and the UK.

Group companies are pursuing further opportunities worldwide and the outlook for further success is encouraging.

Allan Cook Chief Executive
10 March 2005

Business Review

AEROSPACE SYSTEMS GROUP*


Revenue
2004
£385.7m
2003
£319.7m
Operating profit†
2004
£62.2m
2003
£66.2m

* Includes Cobham head office
† Excludes goodwill amortisation of £8.0m (2003 - £5.7m) and FSTA bid costs of £2.3m (2003 - £nil).



- *Refuelling pods for both German Air Force and Royal Canadian Air Force A310 tankers and for Sukhoi for integration with an AR capable SU-30 fighter were delivered in 2004.*
- *Deliveries of the first fuel tubes and couplings for the Lockheed Martin F-35 Joint Strike Fighter were made.*





Conax 'UWARS' universal water activated release mated with Koch harness fittings.

Business Review continued

AEROSPACE SYSTEMS GROUP



A330-200 aircraft which will form the FSTA fleet, with Flight Refuelling AR pod and centre line drogues deployed.

Right: Production of a second tranche of 236 Eurofighter Typhoons has been agreed. Cobham has a significant product ship set value on this aircraft.

Below: F35 Joint Strike Aircraft with fuel tubes and couplings supplied by Stanley Aviation.







Boeing 747 fuel pumps and canisters manufactured by FR-HiTEMP.

AEROSPACE SYSTEMS GROUP
REVIEW OF OPERATIONS

The Aerospace Systems Group reported revenue up 20.6% and underlying operating profit down 6.0%. This result reflects strong growth in air refuelling, UK countermeasures and life support. Profit margins have fallen due to A380 development costs, start-up losses in the US countermeasures business, lower revenues from Eurofighter Typhoon production, US dollar exchange rates and restructuring costs.

The **Life Support Division** has enhanced its reputation as a leader in aviation oxygen systems. The development and qualification of the suite of components for the A380 oxygen system has been achieved.

In **AR and Auxiliary Mission Equipment**, Flight Refuelling Limited (FRL) and Sargent Fletcher Inc (SFI) are leaders in the design and manufacture of AR and auxiliary mission equipment. Production of refuelling pods to meet United States Air Force Special Operations Command requirements continues. Refuelling pods for both German Air Force and Royal Canadian Air Force A310 tankers and for Sukhoi for integration with an AR capable SU-30 fighter were delivered in 2004. FRL and SFI are also engaged in the production and supply of weapon carriage and release systems.

In **Fluid and Air**, deliveries of the first fuel tubes and couplings for the Lockheed Martin F-35 Joint Strike Fighter were made in the year. FR-HiTEMP has made good progress on the development of the A380 fuel pump system with initial deliveries of development and production hardware and was successful in winning the B787 fuel pumps and inerting system.

In **Countermeasures**, Wallop Defence Systems' new state-of-the-art production facility began operations in February 2005. A flare order is in production for the US Navy at FR Countermeasures (FRC), Milan, Tennessee. Following the loss of a major countermeasures order and a review of the US countermeasures market, Cobham is exploring a range of strategic options for FRC.

Business Review continued

CHELTON


Revenue
2004
£408.9m
2003
£316.1m
Operating profit*
2004
£71.8m
2003
£60.8m

*Excludes integration costs £nil (2003 - £0.8m) and goodwill amortisation of £11.0m (2003 - £8.4m).

- *The antenna business achieved strong growth. Increased sales were recorded for interference cancellation systems.*
- *The US defence C4ISR market is particularly strong.*


CHELTON
CHELTON



Bell Helicopters 205 Huey upgrade with Chelton Flight Systems EFIS displays.

Business Review continued

CHELTON



Three of eight Bowman project HF loop Chelton antennas fitted in HMS Ocean.

Right: Precision Antennas 1.8m dish antenna.

Below: Lightweight man portable anti-armour weapon with Chelton Applied Composites carbon composite launch tubes.









Right: Chelton Telecom & Microwave ferrite and microwave silicon components and RF filters and diplexers.

Far right: ACR hand held GPS based position indicating radio beacon used for search and rescue purposes.

CHELTON
REVIEW OF OPERATIONS

The Chelton Group reported revenue up 29.4% and underlying operating profit up 18.1%. This reflects strong growth in microwave, antennas and avionics. The acquisitions in antennas and avionics contributed strongly, but overall profit margins have been diluted by recent acquisitions.

The **Antenna** business achieved strong growth. Increased sales were recorded for interference cancellation systems. As Chelton focuses more on army communications and the digital battlefield, it has increased output of its products. Chelton vehicle intercom systems are fitted to all the US Army's improved armour light vehicles, and sales are buoyant in Europe and the Middle East.

Investment was rewarded with satcom antenna and system selection for Gulfstream and Embraer Legacy aircraft.

In **Avionics**, growth continues with additional FAA certifications for its synthetic vision electronic flight instrument system (EFIS) and its selection for the South African C-130 fleet. Delivery of production radio and audio management systems for the A380 is underway alongside the supply of intercom systems for the Rafale fighter.

LENS is an area of increasing importance within Homeland Security. GPS tracking made inroads into the US market place and the introduction of an advanced internet protocol based capability to track individual members of a group promises continued strong performance in 2005.

In **Microwave**, the US defence C4ISR market is particularly strong. Our US microwave companies received development contracts for a service life extension for all US air route surveillance radar rotary couplers, for a real-time precision targeting radar, and for the waveguide assemblies for AEGIS Weapon Systems and the F/A-22 Raptor.

In Europe, the group benefited from sustained space waveguide equipment sales. At the end of 2004 the microwave and diode division of Temex SA was acquired. Chelton is now the only major European manufacturer of p-i-n diodes used in many core antenna products.

In **Composites**, the recent approval of the Eurofighter Typhoon tranche 2 programme will provide substantial work for the future.

Business Review continued

FLIGHT OPERATIONS & SERVICES


Revenue
2004
£188.4m
2003
£179.7m
Operating profit*
2004
£25.2m
2003
£23.1m

*Excluding goodwill amortisation of £2.0m (2003 – £1.8m). 2003 has been adjusted to exclude £1.2m of FSTA bid costs.

- *The UK MoD awarded a £140m five year extension to its partnering agreement for the provision of electronic warfare aerial training services.*
- *Preferred bidder status was awarded by Qantas for operation of eight B717 aircraft.*


G-FRAF



FR Aviation Falcon 20 aircraft in the new colour scheme. The MoD EW aerial training services contract using these aircraft has been extended to 2014.



Business Review continued

FLIGHT OPERATIONS & SERVICES



NJS operated Australian air Express aircraft unloading. In this instance providing Tsunami relief for Indonesia.

Right: FBH joint venture – operating in Belize.

Below: Coastwatch crew with a Dash-8 aircraft of Surveillance Australia, based at Karratha, north west Australia.





FLIGHT OPERATIONS & SERVICES
REVIEW OF OPERATIONS

Flight Operations & Services' order book grew by £50m. Revenue increased by 4.8% and underlying operating profit by 9.1%. This reflects growth in all segments. Profit margins have benefited from enhanced programme management and the elimination of BASCO losses.

In **Military Training**, the UK MoD awarded FR Aviation a £140m five year extension to its partnering agreement for the provision of electronic warfare aerial training services to the Royal Navy and Royal Air Force from 2009 to 2014.

In **Special Mission Flight Operations**, the Australian businesses continue to trade strongly. The Coastwatch contract for the Australian Customs Service was extended to June 2007.

In **Outsourced Aviation Services**, preferred bidder status was awarded by Qantas for operation of eight B717 aircraft which will replace eight BAe 146 aircraft. In the resource industry market, our position as a major supplier of air transport services has continued to strengthen. The scope of activities in support of listed mining companies Rio Tinto, BHP Billiton and Minara Resources has also been increased.

FR Aviation and Bristow Helicopters announced in November the expansion of their existing joint venture, FB Heliservices (FBH), to provide, operate and support helicopters worldwide for military and government customers. A further seven helicopters were acquired bringing the fleet to 59, together with a £10m four year contract in Brunei, which began in October 2004.

In **Large Military Aircraft Engineering**, FR Aviation Services, working with BAE Systems and Northrop Grumman, has been selected to provide 21 year whole life support at RAF Waddington for the Sentry airborne early warning aircraft. A £50m contract award is anticipated in 2005.

COBHAM TSUNAMI DISASTER RELIEF

Following the Tsunami disaster in December 2004 Flight Operations & Services companies have taken part in disaster relief activity:

A National Air Support contracted Super Puma arrived in Phuket, Thailand on 22 January 2005, after a two-day ferry flight from Bristow Helicopters International Operations in China. The helicopter is under contract to the Australian Federal Police. Its mission was to assist with transport of Australian and New Zealand Disaster Victim Identification personnel from Phuket to the main morgue at Taku Pa - 35 minutes flight time north of Phuket. The aircraft flew its first mission on 23 January. It has now returned to China.

Two of FBH's Bell 212 helicopters based with the UK Army Air Corps in Brunei were detached to Indonesia on 11 January and remained there until 12 February. The helicopters, along with five FBH maintenance personnel and six Army pilots, were transported to Banda Aceh in a Royal Air Force C17 aircraft. FBH's engineers were accommodated under canvas and lived on military rations in what was officially described as 'austere conditions'. The camp was located alongside the main runway at Banda Aceh with an attendant stream of aid flights around the clock. The helicopters were primarily being used to transport emergency supplies of food and water to areas that remained cut off from other means of supply. They flew a total of 246 hours during this period.

National Jet Systems Boeing 727: following an offer to CARE Australia by Australian air Express, a Boeing 727 freighter flew from Melbourne to Jakarta via Darwin on 8 January with a volunteer crew. The main issue facing people in Indonesia was not a lack of water but containers to put the water in. Several hundred empty water bottles with purification caps were delivered.

Business Review continued


TECHNOLOGY AND PRODUCT DEVELOPMENT
Research and Development Expenditure
2004
£48.7m
2003
£40.4m
2002
£31.6m
2001
£28.2m
2000
£21.6m

Innovation is arguably the most important facet of Cobham's strategy. Expenditure in this area increased by over 20% to £48.7m in 2004, representing 22.5% Compound Annual Growth Rate since 2000. This continues a 6% level of investment related to the revenues generated by Aerospace Systems and Chelton.

Air separation and pneumatic actuation remain key areas for technology investment in Aerospace Systems. A unique implementation of ceramic oxygen generation has been developed by Carleton Life Support Systems: Dräger Aerospace and Carleton have combined to develop a new oxygen storage and distribution system for commercial aircraft emergency applications.

FRL continues development of the successful 900 series refuelling pods and a contract for the supply of these units as part of the Australian A330 multi-role Tanker Transport aircraft was signed in December 2004. FRL is also working with EADS-CASA to develop the optimum control system and refuelling interface for the KC330.

SFI is part of the team selected by the US Department of Homeland Security to develop a state-of-the-art infrared missile protection system for commercial aircraft. This programme strengthens SFI's position as a world leader in airborne mission equipment enclosure pods.

Chelton continues to invest heavily in technology, in particular growing ERA Technology as a science and technology centre for the Group whilst retaining its position as a provider of third party technology services to industry.

Projects undertaken by Chelton in 2004 included the development of DSP software driven radios, a derivative of the mINCAN© RF interference cancellation system and a new family of GPS/satellite linked personal locator beacons.

A significant number of new antenna designs for land, sea and air were introduced for diverse markets and investment continued in the revolutionary synthetic vision aircraft display systems characterised by Chelton's EFIS technology.

Cobham's Commitment to Corporate Social Responsibility

2004 HIGHLIGHTS

- A seminar was organised for Cobham Corporate Social Responsibility (CSR) representatives in the UK & the rest of Europe. With representatives attending from all sectors, the seminar started with an introduction by the Chief Executive, Allan Cook, and covered the drivers and key elements of CSR. The seminar gave the attendees the chance to develop their CSR network, discuss common issues and review Cobham's CSR Key Performance Indicators. Attendees were also given an update on environmental legislation.
- FR Aviation Ltd achieved the British Safety Council's 5-Star Award for the Company's Safety & Environment Management System. This prestigious award for safety, health and environment management performance is recognised nationally and internationally.
- A further six companies in the Group achieved certification to ISO 14001 for their environmental management systems, making a total of twelve representing 39% of the Group by turnover.

In September 2004, Cobham plc published its first CSR report on the corporate website. This report contains details of the Group's CSR policies, a summary of 2003 performance and includes case studies associated with subsidiary companies.

The Group's second CSR report, with details of 2004 performance, will be published on the Cobham website in May 2005.

Progress has been made against each of the goals set out in the 2003 Annual Report & Accounts.

REFINEMENT OF THE DATA COLLECTION AND REPORTING SYSTEM

Improvements have been implemented to aid those completing the information and those responsible for collating and verifying the data.

VERIFICATION OF CSR PERFORMANCE AS PART OF THE COBHAM ASSURANCE PROCESS

The processes used to obtain and report CSR data were reviewed at a number of subsidiaries during the year as part of the internal assurance programme. Further work will be performed in this area in 2005.

EXPANSION OF KEY PERFORMANCE INDICATORS (KPIs) AND THE SETTING OF PERFORMANCE TARGETS

Progress towards achievement of this goal has been slow. The range of KPIs has been increased but subsidiaries are still developing the data collection and reporting processes to meet the requirement.

The Global Reporting Initiative is currently being used to guide future Corporate Responsibility reporting strategy. As part of this review the measures reported will be validated against the Group's operations, its strategic goals and risk profile. This review will also assist in preparing for the requirements of the Operating and Financial Review. Once this phase is complete consideration can be given to the setting of targets.

COMPLETION OF A REVISED ORGANISATION-WIDE CORPORATE FRAMEWORK AND THE SETTING OF POLICIES IN THE CSR AREA

The revision of the corporate framework is complete. The Group's policies on CSR are included on the Cobham plc website.

USING THE COBHAM INTERNET WEBSITE TO COMMUNICATE WITH STAKEHOLDERS AND FACILITATE CSR AWARENESS AND CONTINUAL IMPROVEMENT WITHIN THE GROUP

Including a CSR report on the website has been seen as a useful addition by stakeholders. Suggestions as to how the report can be improved have been received and these will be incorporated in the next CSR report where practical.

A message board has also been created on the employee section of the website where queries can be raised and details of achievements posted.

Financial Review

FINANCIAL RECORD

- In 2004 the share price increased by 6.0% and Cobham delivered total shareholder return of 8.5%.
- Operating cash flow of £123.4m (2003 - £108.6m), is a conversion rate of 82% (2003 - 76%) of operating profit (excluding goodwill amortisation and profits from joint ventures and, for 2003, the exceptional impact of the loss on disposal of Westwind and integration costs).
- Free cash flow £92.9m (2003 - £77.3m).
- Underlying profit before tax up 8.6% to £146.9m (2003 - £135.3m).
- Underlying earnings per share rose 1.4% to 94.8p.
- Recommended dividends per share increased by 10.1%.



WARREN TUCKER

ACCOUNTING POLICIES

The Board has reviewed the accounting policies in accordance with FRS 18 and determined they are the most appropriate for the Group.

TRANSITION TO IFRS

As of 1 January 2005 Cobham is required to prepare its consolidated accounts in accordance with International Financial Reporting Standards (IFRS). Work has been underway for some months to ascertain the likely impact of this transition and significant progress has been made. A high level assessment of the likely key impacts on Cobham's financial statements is as follows:

- Under IFRS goodwill created on acquisition is no longer amortised but reviewed annually for impairment. This is likely to increase our basic operating profit as we charge in the order of £20m to £25m of amortisation per annum. However, we exclude this expense for the purpose of determining underlying profitability.
- The requirement under IFRS 3 to recognise a broader range of purchased intangible assets on acquisition will reduce future goodwill assets, but have no impact on overall assets acquired. Amortisation of these assets will generally be over a shorter period than the 20 years previously adopted for goodwill. This amortisation may also be excluded from underlying profitability.
- The changes required to the accounting for employee share based incentives will increase operating costs, assuming utilisation of this type of benefit continues at the rate incurred in 2004. Due to the transitional arrangements, this increased cost will not come into full effect until 2005.
- The Group does not intend to change the fundamental tenet of its foreign exchange hedging policy. IFRS requires all hedges to be strictly designated and the hedge effectiveness tested. Up until now the nature of Cobham's use of this form of derivative instrument is to take broad hedges against the anticipated net position of a portfolio of foreign exchange risks. Meeting the strict hedge criteria for all contracts may therefore not be practicable. If this were the outcome, forward foreign currency contracts would be recorded at fair value on the balance sheet and movements in these fair values booked to the income statement as they arise, resulting in potential volatility in the reported profit and loss account. The Group will identify the underlying profit impact of the hedging policy.

- Other changes are expected to affect the Group's financial statements to a lesser degree. These include the capitalisation of development costs, the reclassification of leases and employee benefit provisions.

ACQUISITIONS

During the year the company completed six acquisitions for a total cash consideration of £60.4m and deferred consideration of £0.4m.

In December agreement was reached to acquire two further businesses for a cash consideration of US$323m. These transactions are likely to be completed in the first half of 2005. Three further acquisitions were completed in February 2005 for a total cash consideration of £10m and £3m of contingent consideration.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

In May 2004 the Group sold 21% of the shares in BASCO to ST Aero, retaining a 19% shareholding in the company. This holding is now accounted for as an investment for Group reporting.

In November 2004, the Group expanded the scope of its existing helicopter joint venture, FBH, investing a further £4.3m.

RESULTS

Group turnover increased by 18.1% to £983.0m (2003 - £832.6m). Excluding amortisation of goodwill of £20.9m (2003 - £15.8m) and the Group's share of joint venture and associate results and for 2003 the impact of the disposal of Westwind and integration costs, operating profit increased by 5.6% to £150.5m (2003 - £142.5m). The share of operating profit from joint ventures and associates before goodwill amortisation of £0.1m (2003 - £0.1m) rose from £5.2m in 2003 to £6.4m in 2004. Selling, distribution and administration costs were 11.9% of turnover (2003 - 12.7%).

Profit on ordinary activities before taxation increased to £125.9m (2003 - £54.5m). Profit on ordinary activities before tax, excluding goodwill amortisation and, for 2003, the loss on the sale of Westwind and integration costs amounted to £146.9m (2003 - £135.3m). This represented a 8.6% increase.

Net interest costs, including those of joint ventures, fell from £11.5m to £10.5m as a result of more effective use of overseas borrowing facilities to optimise interest rates and the share issue in July 2003.

TAXATION

The tax charge of £40.9m (2003 - £36.0m) on the profit before tax of £125.9m (2003 - £54.5m) represents a rate of 32.5% (2003 - 66.1%). Excluding goodwill amortisation of £21.0m (2003 - 15.9m) and, for 2003, the exceptional loss on the disposal of Westwind and integration costs, the effective rate for the year would be 27.8% (2003 - 26.6%). This adjusted tax charge is lower than the prevailing tax rates across the various countries in which the Group operates, primarily because part of the goodwill charge is an allowable expense for taxation and a benefit has arisen from the tax credit for research and development. Further details on the tax charge can be found in Note 4 of Notes to the Financial Statements.

TURNOVER ANALYSIS

The table below categorises turnover into the various end market segments, of which military remains the largest:

%	2004	2003
Military	50	50
Commercial Aerospace	14	16
General Aviation	5	6
Outsourcing – non military	11	11
Government – non military	7	7
Industrial	7	4
Marine / Space	6	4
Westwind (sold in December 2003)	–	2

EARNINGS PER SHARE

The basic earnings per share was 76.0p (2003 - 17.2p) whilst the fully diluted earnings per share amounted to 75.5p (2003 - 17.1p). After adjusting for goodwill amortisation and, for 2003 integration costs and the loss from the disposal of Westwind, underlying earnings per share increased by 1.4% to 94.8p (2003 - 93.5p).

DIVIDENDS

The directors are recommending a final ordinary dividend of 21.8p (2003 - 19.8p) which represents an increase of 10.1% on last year. If approved by shareholders, this will result in a total dividend of 31.0p per share (2003 - 28.16p), also an increase of 10.1%.

The total ordinary dividend for the year will absorb £34.6m (2003 - £31.3m), leaving profit/(loss) retained of £50.1m (2003 - £(13.1)m).

FINANCING

During 2004, the Group continued to generate funds and at the year end the net debt as defined by FRS 1 was £166.1m (2003 - £154.4m). Included in this figure are all amounts owing under bank loans, debenture loans, finance leases and other borrowings. This level of debt represents a gearing level of 32.7% (2003 - 33.9%). Net interest cover is at a prudent level of 14.9 times (2003 - 12.8). 2004 net debt is 0.8 times 2004 earnings before interest, tax, depreciation and amortisation.

The Australian subsidiaries have a number of operating leases for the provision of aircraft which are used to provide services to third parties under back to back contracts. During the year the Group converted 15 aircraft utilised for Coastwatch under operating leases to finance leases.

The Group had three main borrowings outstanding at the end of the year under the following facilities:

- The March 1996 private placement of Cobham guaranteed senior notes which raised US$50m. These notes carry a fixed interest rate of 6.28% for the seven year notes and 6.42% for the ten year notes. Principal repayments to date amount to US$25m.

Financial Review continued

- The October 2002 private placement of Cobham guaranteed senior notes which raised US$225m. The facility comprises two series of notes repayable in seven and ten years. As a result of an interest swap the interest expense varies with LIBOR.
- The £200m club multi-currency credit agreement which was entered into in December 2002. The borrowings carry a variable rate of interest. At the end of 2004 £78.4m had been drawn under this agreement. The facility reduced to £150m after the first year of operation and is repayable in full in January 2008.
- In January 2005 the Group entered into a 12 month US$200m facility to provide short-term finance for the purchase of Remec and Koch.

CASH FLOW

The Group gives high priority to cash management. It is therefore particularly pleasing to highlight the operating and free cash flow generated in 2004 shown in the following summary. The operating cash flow amounted to £123.4m (2003 - £108.6m), which is 82% (2003 - 76%) of operating profit (excluding the impact of goodwill amortisation, the profits from joint ventures and associates and, for 2003, the impact of the disposal of Westwind and integration costs). £92.9m (2003 - £77.3m) of free cash flow was generated.

Control over working capital continues to be a major focus within the operating companies. As was the case in recent years, a substantial proportion of the year's business was invoiced in the latter part of 2004 due, in part, to the defence procurement cycle.

£m	2004	2003
Operating profit	129.6	125.9
Depreciation	42.5	33.7
Amortisation of goodwill and intangibles	21.6	16.3
Profit on sale of fixed assets and investments	(0.1)	(0.7)
Difference between pension charge and cash contributions	(7.3)	(2.5)
Movement in provisions for liabilities and charges	(3.0)	
Long-term incentive plan	(0.4)	0.6
Increase in working capital	(19.8)	(25.5)
Cash inflow from operating activities	163.1	147.8
Net capital expenditure and financial investment	(39.7)	(39.2)
Operating cash flow	123.4	108.6
Net interest paid	(7.6)	(11.0)
Tax paid	(22.9)	(20.3)
Free cash flow	92.9	77.3
Dividends paid	(32.3)	(27.6)
Dividend received from joint venture	5.0	
Net cash outflow for acquisitions less disposal proceeds	(73.8)	(115.0)
Management of current investments	0.1	-
Issue of debt in consideration of acquisition	-	(12.2)
Inception of new finance leases	(14.9)	-
Shares issued net of expenses	4.9	105.7
Loans of subsidiary undertakings acquired	(1.0)	(1.4)
Exchange movements	7.4	7.6
(Increase)/decrease in net debt	(11.7)	34.4

Stock turns at the end of 2004 were 3.7 times (2003 - 3.2 times). Trade debtor days at the end of 2004 were 56 days (2003 - 54 days). The impact of acquisitions was to increase debtors by £7.9m and stocks by £8.9m.

Further detail relating to the cash flows and movements in net debt of the Group is given in Notes 22, 23 and 24 of Notes to the Financial Statements.

PENSIONS

The Group adopted FRS 17 during 2003 as it is regarded as being a more prescriptive accounting treatment than SSAP 24 and we consider that the greater transparency and consistency offered are significant benefits.

During 2004 the Group made contributions to its defined benefit schemes of £7.3m in excess of the operating profit charge as assessed under FRS 17. Cobham remains committed to the support of the pension schemes within the Group and has worked with the trustees of those schemes to ensure that funding issues are dealt with appropriately.

During 2004 triennial actuarial valuations were completed for both the main Cobham scheme and the Chelton multi-employer scheme. The outcomes of these reports have been reviewed with the relevant scheme trustees and appropriate action plans developed.

FOREIGN EXCHANGE

The Group's aim has been to reduce, or eliminate where practical, foreign exchange risk. The pound sterling/US dollar exchange rate is the most important as far as the Group is concerned. This is primarily due to the level of US dollars which the UK and European subsidiaries expect to receive from their business activities, as certain global aerospace and defence contracts are denominated in US dollars. Equally, some exposure arises from operating companies based in the USA, offset partially by dollar denominated borrowings. All significant foreign exchange transactions are approved by the parent company. In addition to the structured borrowing, a number of financial instruments are used to manage the foreign exchange exposure, such as forward rate contracts and options.

Details of the most significant of these are described in note 26 of Notes to the Financial Statements. At the end of 2003, the Group adopted a policy of managing its potential exposure on a twelve month rolling basis. As a consequence, the majority of the anticipated exposure to US dollars in the UK and European subsidiaries is hedged at an average rate of 1.68 for sterling and 1.23 for Euros respectively for 2005.

GOING CONCERN

The Group's finances are sound and the balance sheet remains strong. Accordingly, after making enquiries, the directors have formed a judgement at the time of approving the financial statements that there is a reasonable expectation that the company and the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Warren Tucker Group Financial Director
10 March 2005

Acquisitions

ACQUISITION SUMMARY FOR THE YEAR ENDED 31 DECEMBER 2004

NAME	BUSINESS DESCRIPTION	CONSIDERATION	DATE ACQUIRED	COUNTRY	GROUP DIVISION
Precision Antennas Ltd	Design and manufacture of antenna systems for airborne, land based, satellite, vehicular, wireless and telecommunications.	£3.1m	January 2004	England	Chelton
Trade and Assets of Pentar Communications	Applications for use in the cabin and on the flightdeck of commercial aircraft including internet and email, in-flight entertainment, security, maintenance and system control.	C$3.2m C$0.6m deferred	March 2004	Canada	Chelton
NEC Aero SA	Design and manufacture of control panel faceplates, lighting and signage for aircraft and vehicles.	€4.5m	April 2004	France	Chelton
DTC Communications Inc	Design and manufacture of wireless communication equipment used in LENS.	US$48.0m US$0.2m deferred	April 2004	USA	Chelton
Spectronic Denmark A/S	Design and manufacture of wired and wireless audio communication products, as well as system level monitoring solutions, to government agencies and a select group of OEM manufacturers worldwide for LENS.	DKr225m	October 2004	Denmark	Chelton
Temex SA (Division)	Design and manufacture of ferrite and cavity components and the development and production of diodes principally for switching, alternator and multiplier applications, for use in military, space and telecom markets.	€7.7m	December 2004	France	Chelton

Board of Directors




1
2
3
4
5
6
7
8
9
10

1 J D M Smith
2 J W Edington
3 A J Stevens
4 G C Cooper
5 G F Page
6 A J Hannam
7 A E Cook
8 W G Tucker
9 M Beresford
10 P Hooley



J M Pope
Company Secretary

G F PAGE CBE, MA, FRAeS, DSc Non-executive Chairman
Appointed to the Board in 1990, Gordon Page, age 61, joined the Group as managing director of Flight Refuelling Limited having previously been commercial director – military engines of Rolls-Royce plc. He was appointed deputy chief executive in 1991, chief executive in 1992 and chairman in November 2001. He is chairman of the Department of Trade and Industry's Industrial Development Advisory Board and non-executive chairman of Hamworthy plc, FKI plc and AirTanker Holdings Limited. He is president-elect of the Royal Aeronautical Society and is a past president of The Society of British Aerospace Companies Ltd and of the Chartered Management Institute. He is chairman of the nomination committee.

A E COOK BSc, CEng, FRAeS Chief Executive
Appointed to the Board in 2001, Allan Cook, age 55, joined the Group from BAE Systems where he was group managing director of programmes and managing director Eurofighter. He was formerly group managing director of GEC-Marconi Avionics and chief executive of Hughes Aircraft (Europe). He is also a director of The Society of British Aerospace Companies Limited.

W G TUCKER BSc, ACA, MBA Group Financial Director
Appointed to the Board in 2003, Warren Tucker, age 42, joined the Group as group financial director. Prior to joining he qualified as a chartered accountant, worked at Lazard, held senior finance positions at British Airways plc and was deputy group financial director of Cable and Wireless plc.

G C COOPER CBE, CPhys, FRAeS, MInstP Managing Director, Chelton Group
Appointed to the Board in 1995, Geoffrey Cooper, age 59, joined the Group as managing director of Chelton Limited on the acquisition of that company in 1989. He is responsible to the Board for the performance of the Chelton Group.

A J HANNAM Managing Director, Flight Operations & Services Group
Appointed to the Board in 2002, Alex Hannam, age 58, joined the Group as managing director of FR Aviation Group Limited in that year. Prior to joining, he was managing director of Alenia Marconi's radar systems division, a position he had held since 1995. He is responsible to the Board for the performance of the Flight Operations & Services Group.

A J STEVENS BSc, CEng, FIEE, FRAeS Managing Director, Aerospace Systems Group
Appointed to the Board in 2003, Andy Stevens, age 48, joined the Group as managing director of the Aerospace Systems Group. Prior to joining he was managing director, defence aerospace, at Rolls-Royce plc. He is responsible to the Board for the performance of the Aerospace Systems Group.

J D M SMITH BSc Independent non-executive Director
Appointed to the Board as a non-executive director and first elected by shareholders in 1996, Mike Smith, age 65, is a non-executive director of P Z Cussons plc, and a former director of BTR plc. He is chairman of the remuneration committee and senior independent director.

J W EDINGTON PhD, DSc, FIM, FREng Independent non-executive Director
Appointed to the Board as a non-executive director in 1996 and first elected by shareholders in 1997, Jeff Edington, age 65, was, until his retirement, executive director, technology with Corus Group plc (formerly British Steel plc) where he had responsibility for product and process technology, the environment and information technology. Prior to joining British Steel in 1992, he was vice-president, research and technology at Alcan Aluminium Limited based in Montreal.

P HOOLEY FCA, MSc Independent non-executive Director
Appointed to the Board as a non-executive director in 2002 and first elected by shareholders in 2003, Peter Hooley, age 58, is group finance director of Smith & Nephew plc, a position he has held since 1991. He was a non-executive director of Powell Duffryn plc from 1997-2000. He is chairman of the audit committee.

M BERESFORD CBE, MAMechSc, FIEE Independent non-executive Director
Appointed to the Board as a non-executive director and first elected by shareholders in 2004, Marcus Beresford, age 62, is chairman of Ricardo plc, a non-executive director of Spirent plc and a member of the Engineering and Technology Board. He was an executive director of GKN plc from 1992-2002 and chief executive from 2001-2002.

Directors' Report

The directors submit their report and the audited financial statements of Cobham plc for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES AND BUSINESS REVIEW

Cobham's principal activities are:

- the design, development and support of air refuelling equipment, auxiliary mission equipment, life support and oxygen systems, fluid and air distribution components and systems, and countermeasures for the aerospace and defence markets;
- the design and supply of antennas, aircraft communication and navigation equipment, microwave sub-systems, radomes and composite structures for the aerospace, defence, law enforcement and national security, search and rescue and communication markets;
- the operation, modification and maintenance of aircraft in the aerospace and defence markets for military training, outsourced special mission flight operations, freight and passenger services and also the maintenance of large military aircraft.

A review of the business, together with an indication of likely future developments, is included in the Chairman's Statement on pages 4 and 5, the Chief Executive's Review on pages 6 and 7, the Business Review on pages 8 to 20 and the Financial Review on pages 22 to 24.

DIVIDENDS

An interim dividend of 9.2p per ordinary share (2003 - 8.36p) was paid in December 2004. The directors are recommending a final dividend of 21.8p per ordinary share (2003 - 19.8p) payable on 4 July 2005 to ordinary shareholders on the register as at 3 June 2005, making a total ordinary dividend for the year of 31p (2003 - 28.16p). It is proposed that the retained profit of £50.1m be transferred to the profit and loss reserve.

BOARD OF DIRECTORS

The current directors are listed with short biographical notes on page 27. They held office throughout the year with the exception of Marcus Beresford who was appointed on 1 March 2004.

The directors retiring by rotation at the Annual General Meeting (AGM) are Gordon Page, Mike Smith and Alex Hannam. Gordon Page and Alex Hannam, being eligible, will offer themselves for re-election and further information relating to these directors is contained in the shareholder circular sent separately with this annual report. Mike Smith, who has indicated his intention to retire from office at the AGM, will not seek re-election. Gordon Page does not have a service contract. Alex Hannam has a service contract which is terminable on twelve months' notice.

DIRECTORS' INTERESTS

None of the directors is or was materially interested in any significant contract, during or at the end of the financial year, particulars of which are required to be disclosed by the Companies Act 1985 or the Financial Services Authority's Listing Rules.

Details of directors' share interests and of their rights to subscribe for shares are shown in the Directors' Remuneration Report on pages 34 to 40.

CORPORATE GOVERNANCE

The company's statement on corporate governance is set out on pages 30 to 33.

SHARE CAPITAL

Details of movements in the share capital of the company during the year are given in Note 19 of Notes to the Financial Statements.

RESEARCH AND DEVELOPMENT

The Group continues to invest in the important area of research and development. During the year the Group expended £48.7m (2003 - £40.4m) on non customer funded research and development. The management of each of the Group's businesses is responsible for identifying and carrying out research and development programmes which are suitable having regard to particular market and product needs.

Further information on research and development appears on page 20.

MAJOR INTERESTS IN SHARES

Major interests in the issued ordinary share capital of the company appearing in the register maintained in accordance with Section 211 of the Companies Act 1985 as at 10 March 2005 were as follows:

	NUMBER OF SHARES	PERCENTAGE AT DATE OF NOTIFICATION
AVIVA plc	6,214,179	5.57%
Sir Michael Cobham	4,994,100	4.47%
Aegon Investment Management	4,612,676	4.13%
Lloyds TSB Group Plc and subsidiaries	4,486,729	4.00%
Legal and General Group plc and subsidiaries	4,428,411	3.96%

Other than the above interests the directors are not aware of any notifiable interest in the issued ordinary share capital of the company of 3% or more.

EMPLOYMENT

The Group's employment policies include a commitment to equal opportunities regardless of sex, race, colour, nationality or ethnic origin, disability, and other forms of discrimination. With regard to employees who become disabled, the policy is to take all reasonable steps, including retraining, to ensure that they can remain in employment wherever practicable.

The importance of employee development and training is recognised and Group businesses are required to encourage employees to take advantage of available and relevant training programmes and opportunities for advancement.

The Group encourages employee participation and consultation at all levels and also the sharing of relevant business information. Such an approach facilitates the development of new ideas and practices that add value to the business, promotes team member commitment and helps to focus company and employee expectations. In-house newsletters, intranet, extranet and internet communications, company announcements and team meetings all play a part in this process.

UK employees are given the opportunity to become shareholders in the company through the Cobham Savings Related Share Option Scheme (2004). In addition, a new share scheme, the Cobham Share Incentive Plan, is being implemented which will enable employees of UK participating companies to buy Cobham shares out of pre-tax income.

CORPORATE SOCIAL RESPONSIBILITY

Information in relation to the Group's commitment to corporate social responsibility (including additional information in relation to employment matters) is set out on page 21.

CREDITORS PAYMENT POLICY

Payment is generally made by Group companies to their creditors in accordance with agreed terms of business provided that those terms have been met. It is the policy of the parent company that all invoices are paid within 30 days following the end of the month in which the invoices are approved. The total amount of the parent company's trade creditors falling due within one year at 31 December 2004 represents 36 days' (2003 - 35 days') worth as a proportion of the total amount invoiced by suppliers during the year ended on that date.

POST BALANCE SHEET EVENTS

Note 33 of Notes to the Financial Statements concerning post balance sheet events contains information relating to a number of actual and potential acquisitions.

POLITICAL AND CHARITABLE GIFTS

No contributions were made to political organisations. The amount donated during the year for charitable purposes was £37,320 (2003 - £36,304). Of this sum, donations in excess of £200 were made to the value of £12,500 to local charities, £4,000 to health charities, £3,400 to rescue services and £1,650 to children's charities.

AUDITORS

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors will be proposed at the forthcoming AGM.

ANNUAL GENERAL MEETING

The company's AGM will be held at 12 noon on Wednesday, 8 June 2005 at Painters' Hall, 9 Little Trinity Lane, London EC4V 2AD. A circular containing the notice convening this meeting, together with an explanation of the business to be conducted, is sent to shareholders separately with this annual report.

By order of the Board

John Pope Secretary
10 March 2005

Corporate Governance

This part of the annual report, together with the Directors' Remuneration Report set out on pages 34 to 40, describes how the company has both applied the principles contained in the revised Combined Code on Corporate Governance published in July 2003 (the Code) and complied with the provisions contained in section 1 of the Code.

BOARD COMPOSITION

The Board comprises a non-executive chairman (Gordon Page), a chief executive (Allan Cook), four other executive directors and four other non-executive directors of whom Mike Smith is recognised as the senior independent director. Mike Smith, who has been a non-executive director since 1996 and is coming to the end of his third three year term, will retire at the forthcoming AGM and will not seek re-election. His replacement will be announced in due course. All non-executive directors, with the exception of the chairman, are considered to be independent. Biographies of the directors, giving details of their experience and other main commitments, are set out on page 27 of the annual report and in relation to those directors offering themselves for re-election at the AGM, in the accompanying shareholder circular. The wide ranging experience and backgrounds of the non-executive directors enable them to debate and constructively challenge management in relation to both the development of strategy and the performance of the Group. Attendance at Board and committee meetings is set out in the following table:

	BOARD	AUDIT	REMUNERATION	NOMINATION
Number held	9	3	5	2
Number attended				
G F Page	9	–	–	2
A E Cook[1]	9	–	–	1
W G Tucker	9	–	–	–
G C Cooper[2]	8	–	–	–
A J Hannam	9	–	–	–
A J Stevens	9	–	–	–
J D M Smith	9	3	5	2
J W Edington	9	3	4	2
P Hooley[3]	8	3	4	2
M Beresford[4]	6	2	4	2

All directors attended the AGM in June 2004. In the few instances where a director was unable to attend a Board or committee meeting, his comments on the papers to be considered at that meeting were passed in advance to the relevant chairman.

1 Allan Cook did not attend a meeting of the nomination committee which resulted in a recommendation to re-elect him.

2 Geoff Cooper, by prior agreement, represented the company at an important event and was, as a result, unable to attend one Board meeting.

3 Peter Hooley did not attend one Board meeting as the date clashed with a Smith & Nephew plc board meeting.

4 Marcus Beresford joined the Board on 1 March 2004. He was unable to attend one Board meeting as a result of commitments which he had made prior to joining the Board.

Non-executive directors are appointed for specified terms of three years which can be extended by agreement provided that the individual's performance continues to be effective. All non-executives have confirmed they will have sufficient time to meet what is expected of them and copies of their appointment letters are available on request to the company secretary. Under the company's articles of association, directors are subject to election by shareholders at the first AGM after their appointment. Under the articles at each AGM one third of the directors who are subject to retirement by rotation must retire and any director must retire if he was not elected or re-elected at either of the previous two AGMs. The nomination committee report on page 31 explains the process for selection of directors and succession planning.

The chairman is, among other things, responsible for chairing Board meetings and leading the Board. The chief executive's responsibilities include operational performance and the achievement of strategic aims. The Board's policy is that the roles of chairman and chief executive should be performed by different people. The division of responsibilities between the chairman's role and that of the chief executive is documented and clearly understood and no conflicts arise, in the directors' view, from the fact that the chairman held, until 2001, the position of chief executive. The senior independent director's responsibilities include the provision of an additional channel of communication between the chairman and the non-executive directors and another point of contact for shareholders if they have reasons for concern which communication through the normal channels of chairman, chief executive or group financial director has failed to resolve, or where these contacts are inappropriate.

Directors and officers of the company and its subsidiaries have the benefit of a directors' and officers' liability insurance policy. All directors can take independent legal advice at the company's expense within set limits in furtherance of their duties.

THE BOARD AND ITS PROCEEDINGS

Scheduled meetings of the Board take place eight times a year and otherwise as required. There is regular contact between meetings to progress the Group's business. Whilst meetings take place primarily at Wimborne they are also held at other operational locations in the UK. In addition, meetings take place between the non-executives in the absence of the chairman and/or the executive directors.

The Board's role is to lead the Group with a view to the creation of a strong, sustainable financial performance and long-term shareholder value. In doing so, it reviews and agrees Group strategy, ensures that the necessary resources are in place, monitors management performance and supervises the conduct of the Group's activities within a framework of prudent and effective internal controls.

The Board has adopted a schedule of matters reserved for its specific approval. The schedule provides the framework for those decisions which can be made by the Board and those which can be delegated either to committees or otherwise. Among the key matters on which the Board alone may make decisions are the Group's business strategy, its five year plan, its consolidated budget, Group policies, dividends, acquisitions and disposals, and all Board appointments and removals. Authority is delegated to management on a structured basis in accordance with the provisions of the Corporate Framework ensuring that proper management oversight exists at the appropriate level. Matters delegated in this way include, within defined parameters, the approval of bids and contracts, capital expenditures and financing arrangements.

The Board has adopted procedures relating to conduct of its business, including the timely provision of information, and the company secretary is responsible for ensuring that these are observed and for advising the Board on corporate governance matters.

BOARD COMMITTEES

The Board is supported in its work by a number of committees. Information relating to the nomination and audit committees appears below and the activities of the remuneration committee are described in the Directors' Remuneration Report on pages 34 to 40. John Pope, company secretary, acts as secretary to all Board committees. The appropriate committee chairman provides an oral report on the work undertaken by his committee at the following Board meeting and committee meeting minutes are circulated to all Board members. The executive committee meets on eight occasions during the year and develops the Group's strategy for Board consideration and approval, makes recommendations as to acquisitions and disposals, reviews operational activities and manages the significant risks faced by the Group. Membership of the committee comprises all the executive directors and the chief executive is the committee's chairman.

NOMINATION COMMITTEE REPORT

Gordon Page, chairman of the company, is the chairman of this committee. The other members of the committee are Mike Smith, Jeff Edington, Allan Cook, Peter Hooley and Marcus Beresford (appointed 1 March 2004). The majority of the members of the committee are independent. Details of their qualifications and experience are set out on page 27. During the year the committee met formally on two occasions.

The committee's terms of reference, which were reviewed during the year, are available on the company's website or on application to the company secretary. The committee's main duties are to review the structure, size and composition of the Board, to consider succession planning for directors and other senior executives and to identify and nominate for Board approval candidates to fill Board vacancies. The committee dealt with all of these matters during the year and, in addition, made recommendations regarding the re-election of certain directors at the 2004 AGM, directors' time commitments and was engaged in the recruitment of new independent non-executive directors with the assistance of external recruitment consultants.

Marcus Beresford was appointed a director during the year after a referral by external recruitment consultants followed by meetings with committee members and, subsequently, the other members of the Board.

DIRECTORS' PROFESSIONAL DEVELOPMENT

On appointment, directors undertake a structured induction programme where they receive information about the operations and activities of the Group, the role of the Board and the matters reserved for its decision, the company's corporate governance practices and procedures and their duties, responsibilities and obligations as directors of a listed public limited company. This is supplemented by visits to key locations and meetings with senior executives.

Training for directors is available as required through attendance at externally provided courses or in-house seminars. In addition, directors' knowledge of the legal and regulatory environment is updated through the provision of information by the Group's advisers and by means of reports from the company secretary.

PERFORMANCE EVALUATION

During the year, performance evaluations of the Board, the major Board committees and individual directors were carried out with the assistance of Edis-Bates Associates. The evaluation process involved interviews with all directors and the company secretary, the completion of questionnaires and the preparation of a Board performance evaluation report which focused on the Board's role, people issues affecting the Board, processes and the Board committees.

The report was considered by the Board and specific recommendations were agreed and are being implemented.

Corporate Governance continued

FINANCIAL REPORTING

In the directors' view, the Annual Report and Accounts for 2004, together with the Interim and other reports made during 2004, present a balanced and understandable assessment of the Group's position and prospects.

The Directors' Report on going concern is included in the Financial Review on page 24.

INTERNAL CONTROL AND RISK MANAGEMENT

The Group operates under a system of internal controls which has been developed and refined over time to meet its needs and the risks and opportunities to which it is exposed. These controls are contained in the Corporate Framework, which was revised and reissued during the year, and the Group Finance Manual. They include a comprehensive budgeting system with an annual budget which is approved by the Board and monitored monthly, the regular revision of forecasts for the year, a strategic planning process involving the preparation of a five year plan and the appropriate delegation of authorities to operational management.

Risk management is an integral part of the system of internal control and is considered to be key to the Group's success. Divisional managing directors are required to ensure that appropriate processes exist to identify and manage risks and, as part of the five year planning exercise, to carry out formal risk assessments regularly. The executive committee undertakes a top-level review of significant risks and reports regularly to the Board on their mitigation. In addition, the audit committee monitors the adequacy of internal financial controls and compliance with Group standards through a self-assessment process involving all subsidiaries, supplemented by regular risk assurance reviews and visits.

The Board is responsible for the Group's system of internal control the aim of which is to manage risks that are significant to the fulfilment of the Group's business objectives and to contribute to the safeguarding of shareholders' investment and the company's assets. It is also responsible for reviewing the effectiveness of the system. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process, which has been in place for the year under review and up to the date of approval of the annual report and financial statements, is regularly reviewed and accords with the guidance for directors on internal control issued by the Turnbull committee.

The Board receives reports on a regular basis from the executive and the audit committee in relation to the effectiveness of the Group's system of internal control and has, accordingly, reviewed the effectiveness of the Group's system of internal control in respect of 2004.

AUDIT COMMITTEE REPORT

The chairman of the committee is Peter Hooley. He is an independent director and the Board is satisfied, since he is also a finance director of a FTSE 100 company and a chartered accountant, that he has 'relevant and recent financial experience' as required by the Code.

The other members of the committee, all of whom are independent directors, are Mike Smith, Jeff Edington and Marcus Beresford (appointed 1 March 2004). Details of their qualifications and experience are set out on page 27. During the year the committee met on three occasions.

The committee's terms of reference, which were reviewed during the year, are available on the company's website or on application to the company secretary. The committee's main duties are to monitor the integrity of the company's financial statements and any formal announcements relating to its financial performance, to consider the effectiveness of the Group's internal control systems, to monitor and review the effectiveness of the Group's internal audit activities, to make recommendations as to the appointment, remuneration and terms of engagement of the external auditors and to monitor and review the external auditors' independence and objectivity and the effectiveness of the audit process.

Meetings of the committee are normally attended by the company chairman, the group financial director, senior employees with responsibilities in relation to finance and internal control, and the external auditors. In addition, the committee regularly holds sessions with the external auditors in the absence of executive management. Attendance of non-members is at the discretion and by invitation of the committee.

At each of its meetings the committee considered reports from the external auditors and also on internal controls and risk assurance. Management generated reports were also considered on a number of matters including the introduction of International Financial Reporting Standards, taxation, banking facilities, corporate governance and whistleblowing procedures.

The committee believes that the current arrangements comprising a programme of internal financial control review visits to subsidiaries by head office personnel, business reviews carried out by the chief executive and group financial director and a process of self assessment of internal financial controls by all subsidiaries provides appropriate internal audit coverage of the Group's activities.

The committee and the external auditors have safeguards to avoid the possible compromise of the auditors' objectivity and independence. These include the adoption by the committee of a policy regarding the supply of audit and non-audit services and of a policy on the employment of external audit staff. Non-audit services involving the review of interim financial information, tax services and accounting advice, and acquisition-related due diligence can be supplied subject to pre-approval by the committee where the cost of any individual engagement exceeds a pre-defined limit. The committee has also received reports from the external auditors confirming their independence and objectivity.

Fees paid to the external auditors during the year ended 31 December 2004 are set out in Note 2 of Notes to the Financial Statements.

SHAREHOLDER RELATIONS

During the year the chief executive and group financial director held regular meetings with institutional investors, fund managers and investors to discuss information made public by the Group and in June they, along with divisional managing directors, held an investor day, at which presentations were given on strategy, programmes and financial performance.

Presentations were made on the announcement of the preliminary and interim results. The slides used and web casts were made accessible on-line at www.cobham.com. A conference call with analysts was made following the announcement of the agreement to acquire Remec Defense and Space just before the year end.

The chairman wrote to a number of major shareholders during the year reminding them of his availability, and that of Mike Smith, the senior independent director, should there be issues which they might wish to raise. They were also offered the opportunity to meet Marcus Beresford, the non-executive director appointed during the year.

The Board is kept informed of investors' views through the distribution of analysts' circulars, the receipt of regular reports from the company's brokers and updates from the chief executive and group financial director. Correspondence with shareholders is also made available and, following the year end, a survey of shareholder opinion was commissioned.

Communication with shareholders takes place via RNS announcements, the company's website, the annual and interim reports and the AGM. The AGM is attended by all directors and shareholders have the opportunity to hear a statement as to progress made during the year, to question the Board on its stewardship of the company and to meet directors informally.

RESPONSIBILITY STATEMENTS

Statements by the directors and the auditors relating to their responsibility for preparing the accounts and reporting respectively are set out on pages 41 to 43.

COMPLIANCE STATEMENT

Independent non-executives, excluding the chairman, made up less than half of the Board. Accordingly, the Board did not fully comply with the provisions of the Code in 2004. The company is currently seeking additional independent non-executives with a view to achieving equality with the executive directors.

Directors' Remuneration Report

This report provides the information required by the Directors' Remuneration Report Regulations 2002 (the Regulations). It also describes how the company applies the principles of the Code in relation to remuneration. The report has been approved by the Board and shareholder approval will be sought at the forthcoming AGM.

THE REMUNERATION COMMITTEE

Mike Smith is the chairman of this committee. The other committee members are Jeff Edington, Peter Hooley and Marcus Beresford (appointed 1 March 2004). All members are independent non-executives. Details of their qualifications and experience are set out on page 27. The committee met on five occasions during 2004 and information on director attendance is set out in the table on page 30.

The committee's terms of reference, which were reviewed during the year, are available on the company's website or on application to the company secretary. The committee's main duties are to make recommendations to the Board on the Group's policies on executive directors' remuneration and to determine, on the Board's behalf, the specific remuneration packages of the chairman, executive directors and a number of senior executives. The committee consults with the chief executive, but not in respect of his own remuneration, and has access to professional advice from New Bridge Street Consultants (NBSC) and reports in relation to total shareholder return monitoring from Inbucon. NBSC, who were appointed by the committee, also provided advice during the year to the company in relation to a new share incentive plan for UK employees generally and in relation to a new executive share option scheme.

REMUNERATION POLICY

The Board's policy is to recruit, motivate and retain executive directors of high calibre by rewarding them with competitive salary and benefit packages, increasingly linked to performance. In particular, the executive pay policy for the current and subsequent financial years is designed to retain those executives with the skills and experience necessary to enable the Group to achieve its objectives and satisfy shareholder expectations. More specifically, the current strategy is to position base salaries around the median of the market and to provide an opportunity to enhance cash remuneration through a competitive bonus plan if performance so warrants through the satisfaction of stretching performance conditions. The committee confirms that a significant element of potential remuneration is performance linked. Remuneration is also linked to performance through participation in share incentive schemes, which ensures that executive directors' interests are closely aligned with shareholders' interests. The chairman of the company ensures that the company, through the committee, maintains contact with its principal shareholders about remuneration matters. To this end, the committee consulted during the year in connection with the introduction of the new executive share option scheme which was duly approved at the 2004 AGM.

BASE SALARY

The committee reviews base salaries annually, generally in November, to take effect from 1 January of the following year. When reviewing salaries the committee assesses individual responsibilities, experience, performance and personal objectives and considers external market data, internal relativities and other factors relevant to the company and the industry. No increase to Andy Stevens's base salary was made during the year in view of his appointment in November 2003.

ANNUAL PERFORMANCE-RELATED BONUS

The company operates an annual cash bonus scheme for its executive directors. Bonuses are awarded by the committee having regard for the performance of the Group, the individual and, in the case of directors with specific subsidiary company responsibilities, the performance of the relevant subsidiaries. Bonuses in respect of 2004 were capped at 60% of base salary, 75% of which was determined by financial performance. For 2005, the committee, as part of its review of the effectiveness of the company's remuneration policy, has decided that the maximum annual bonus opportunity for executive directors should be increased to 80% of base salary to bring it into line with market practice. Of this, 81% will be determined by financial performance.

In the cases of Allan Cook and Warren Tucker the constituent elements of their bonus plans relate to earnings per share (EPS) growth, cash generation against budget and proven achievement of personal objectives. In the cases of Geoff Cooper, Andy Stevens and Alex Hannam, the constituent elements of their bonus plans relate to EPS growth, profit against budget for the group of subsidiary companies for which they are operationally responsible, cash generation against budget and proven achievement of personal objectives.

In changing the bonus scheme, the committee took the opportunity to increase the potential awards for growth in EPS and toughened the targets for cash and profit generation.

Personal objectives for the other executive directors are set by Allan Cook. Personal objectives for Allan Cook are set by Gordon Page.

LONG-TERM INCENTIVES

Following a review of long-term incentive arrangements, the committee changed its approach to the provision of long-term incentives during the year. As a result, a combination of share awards under the Cobham Long-Term Incentive Plan and grants of share options under the Cobham Executive Share Option Scheme (2004) may be made to directors and other senior executives. In order to ensure that the aggregate award levels are not excessive, the aggregate value of shares awarded to any individual (excluding senior executives in the US) under the above share schemes in any year is not to exceed 1.5 times base salary unless there are exceptional circumstances, for example, the recruitment or promotion of a senior executive.

COBHAM LONG-TERM INCENTIVE PLAN (LTIP)

Under the LTIP, which was approved by shareholders in 1997, awards to acquire Cobham ordinary shares at nil cost are made to participants up to a maximum annual value of 75% of base salary. During 2004, awards were made to 22 main Board and subsidiary company directors and senior executives. The extent to which awards vest under the LTIP is based on the company's total shareholder return (TSR) relative to a comparator group comprising companies in the FTSE engineering and machinery sector and the aerospace and defence sector. The committee believes that the use of TSR as a performance measure is justified because it aligns the interests of directors with shareholders by requiring superior TSR performance compared to those companies in the comparator group (see below). Awards vest in full at upper quartile performance over the three year performance period and 30% of awards vest at median performance. There is a sliding scale vesting between median and upper quartile performance and no awards vest if performance is below median. In addition, no awards vest unless the company's EPS growth has exceeded inflation by an average of 3% p.a. over three years. That part of an award which has not satisfied the performance conditions over the three year performance period will lapse i.e. there is no re-testing of the performance condition.

The committee will ensure that EPS is calculated on as consistent basis as is feasible following the transition to International Accounting Standards and that any arbitrary results are avoided.

In assessing whether performance conditions have been met, the committee relies upon performance status and verification reports prepared by Inbucon. In 2004, the company achieved sixteenth position out of a total of 30 companies in its comparator group and, as a result, the awards made in 2001 did not vest. The companies which comprise the comparator group for the LTIP award made to directors in 2004 are as follows:

AGA Foodservice Group plc; Alvis plc; BAE SYSTEMS PLC; Bodycote International plc; Castings PLC; Charter plc; Chemring Group PLC; Cookson Group plc; domnick hunter group plc; Enodis plc; Fenner PLC; FKI plc; Halma p.l.c.; Hill & Smith Holdings PLC; IMI plc; Kidde plc; Meggitt PLC; Metalrax Group PLC; Molins PLC; The Morgan Crucible Company plc; Rolls-Royce plc; Rotork p.l.c.; Senior plc; Severfield-Rowen Plc; Smiths Group plc; Spirax-Sarco Engineering plc; Tomkins plc; Ultra Electronics Holdings plc; UMECO plc; The Vitec Group plc; VT Group plc and The Weir Group PLC.

The committee is considering whether the current way of identifying membership of the comparator group for LTIP awards remains appropriate.

COBHAM EXECUTIVE SHARE OPTION SCHEME (2004) (ESOS)

The ESOS was approved by shareholders at the 2004 AGM and includes an 'Approved' part, which has been approved by the Inland Revenue, and an 'Unapproved' part which is not designed for Inland Revenue approval. Options to acquire Cobham ordinary shares may be made to participants up to a maximum annual value of 100% of base salary. Options are granted at a price not less than the market value of the company's ordinary shares on, or shortly before, the date an option is granted. During 2004, options were granted to 98 directors and senior executives. The exercise of options will be conditional upon the company's underlying EPS growth exceeding inflation by a specified margin over a three year period. No part of an option will become exercisable unless the company's EPS growth over the period exceeds inflation by at least 3% per annum on average. If average growth in EPS in excess of inflation over three years is between 3% and 5% per annum, calculated on a compound basis, shares under option with a value between 50%–100% of the participant's base salary will become exercisable. If average EPS growth exceeds 5% per annum, the option will become exercisable in full. There will be no provision for re-testing of the performance condition if it is not met after three years. EPS growth is considered by the committee to be an appropriate measure of the company's performance for the purposes of the ESOS as it is based upon underlying financial performance.

The committee will ensure that EPS is calculated on a consistent basis following the move to International Accounting Standards as mentioned above.

OTHER SHARE SCHEMES AND HEADROOM

A new savings related share option scheme was approved by shareholders at the 2004 AGM and was operated during the year. Executive directors are permitted to participate in this scheme on the same terms as other UK employees. The scheme operates within specific tax legislation (including a requirement to finance the exercise of the option using the proceeds of a monthly savings contract).

The company is in the course of implementing a new Inland Revenue approved all-employee share scheme, the Cobham Share Incentive Plan. Executive directors are permitted to participate in this scheme, which has been approved by shareholders, on the same terms as other UK employees. This scheme operates within specific tax legislation and enables participants to buy Cobham ordinary shares out of pre-tax income.

Consistent with the legislation and normal practice, neither of these schemes requires the imposition of pre-vesting performance conditions.

There are limits relating to the issue of shares in any ten year period in connection with the all employee share schemes and also the discretionary employee share schemes (i.e. the LTIP and the executive share option schemes). These are 10% and 5% of the company's issued share capital respectively. As at the year end, 7.6m (6.8%) and 3.2m (2.9%) shares have been, or may be, issued pursuant to awards made in the previous ten years.

Directors' Remuneration Report continued

PERFORMANCE GRAPH

This graph illustrates the performance of the company against a 'broad equity market index' over the past five years. As the company has been a constituent of the FTSE 350 index throughout this period, that index is considered the most appropriate form of broad equity market index against which performance should be graphed. Performance is measured by reference to TSR (share price growth plus dividends paid).


TOTAL SHAREHOLDER RETURN
Value £
200
180
160
140
120
100
80
60
31.12.99
31.12.00
31.12.01
31.12.02
31.12.03
31.12.04
Cobham plc
FTSE 350 Index
Source: Datastream

This graph looks at the value, by the end of 2004, of £100 invested in Cobham on 31 December 1999 compared with that of £100 invested in the FTSE 350 Index. The other points plotted are the values at interim financial year-ends.

DIRECTORS' PENSIONS

Executive directors, with the exception of Geoff Cooper, participate in the Cobham Executives' Pension Plan (the Plan). The Plan provides benefits on final pay principles against a normal pension age of 60 subject to actuarial reduction for earlier retirement. Pension accrues at 1/30th of pensionable earnings, i.e. base salary, for each year of service and participants contribute at the rate of 7% of pensionable earnings.

All pensions in payment relating to post April 1997 rights are increased in line with the retail prices index, subject to a minimum of 3% per annum and a maximum of 5% per annum, with the balance of pension being increased at 3% per annum. On death in service, a lump sum of four times pensionable earnings is payable together with a spouse's pension of two thirds of the member's prospective pension. On death after retirement, a spouse's pension is paid at the rate of two thirds of the member's pre-commutation pension. Similar spouse's pensions are payable on the death of a deferred pensioner prior to retirement.

The pension benefits of directors who are members of the Plan are restricted by the Inland Revenue's earnings cap. Contributions in respect of such members, with the exception of Warren Tucker, are paid into funded unapproved retirement benefit schemes (FURBS) and details of the amounts paid are set out in table 2(B) on page 38. Cash payments in lieu of contributions to a FURBS are made to Warren Tucker as mentioned in the notes to table 1 on page 37. Following Gordon Page's retirement as an executive director, no further contributions have been paid into his FURBS. The policy in respect of newly appointed directors is that contributions should normally be 2% of annual basic salary per month.

The committee will review the current pension arrangements in the light of the tax changes due to come into effect in April 2006. In undertaking the review the committee will consider all relevant factors, including the views of institutional investors.

Details of directors' pension benefits as required by the Regulations are set out in table 2(A) on page 38.

SERVICE CONTRACTS

The Board's policy on setting notice periods for new directors is that these should not normally exceed one year. It recognises, however, that it may be necessary in the case of new executive appointments to offer a longer initial notice period which would subsequently reduce to one year. The service contracts of Allan Cook (dated 13 June 2001), Geoff Cooper (dated 1 June 1989) and Alex Hannam (dated 13 February 2003) are terminable on one year's notice by either party. Warren Tucker's and Andy Stevens' service contracts (both of which are dated 1 January 2004) are terminable on one year's notice by, and six months' notice to, the company. With the exception of Geoff Cooper's contract, these contracts provide for automatic termination on the director attaining retirement age, i.e. 60. Geoff Cooper's contract does not contain an expiry date.

The company may elect to terminate directors' service contracts by making payments in lieu of notice. Such payments are calculated by reference to the base salary otherwise payable during the notice period. Payments in respect of annual bonus for the relevant periods may also be payable. In the case of Warren Tucker, any payment in lieu of notice shall include a sum equal to the value of his annual benefits. The company recognises and endorses the obligation of departing directors to mitigate their own losses.

No executive director currently holds a non-executive directorship with any other company.

PERSONAL SHAREHOLDING

Executive directors are encouraged to acquire and hold, over time, Cobham ordinary shares to the value of at least one year's salary.

NON-EXECUTIVE DIRECTORS

The independent non-executive directors do not have service contracts. Mike Smith, Jeff Edington, Peter Hooley and Marcus Beresford have been appointed pursuant to letters dated 14 March 1996, 12 August 1996, 10 May 2002 and 29 January 2004 respectively. Subject to appointment or re-appointment by shareholders in the interim, the current terms will expire at the 2005 AGM, 30 September 2005, 12 June 2005 and 28 February 2007 respectively. No compensation is payable in the events of their appointments being terminated. Each of them has, together with Gordon Page, given an undertaking that he will have sufficient time to meet what is expected of him as a director. Under Gordon Page's letter of appointment, six months' notice of termination is required to be given by either party.

A committee of the Board comprising Allan Cook and Warren Tucker is responsible for determining the remuneration of the independent non-executives. With effect from 1 January 2005, and in recognition of the increasing demands being placed on them, the annual fee was increased from £20,000 to £25,000, per annum. In addition, the additional fee payable to the chairmen of the audit and remuneration committees was increased from £2,000 to £5,000 per annum. Fees in respect of the services of Peter Hooley are paid to Smith & Nephew plc. Gordon Page receives an annual fee of £160,000 which is fixed until 30 November 2006. Non-executive directors do not participate in any of the company's share schemes, pension schemes or bonus arrangements with the exception of Gordon Page who has deferred benefits under the Plan.

AUDITABLE PART

The auditable part of this Directors' Remuneration Report is set out below on pages 37 to 40.

TABLE 1:
DIRECTORS' EMOLUMENTS

The remuneration of the directors, including the chairman and the highest paid director, was as follows:

	SALARY, FEES AND OTHER PAYMENTS		BONUS		TERMINATION PAYMENTS		BENEFITS EXCLUDING PENSION		TOTAL EXCLUDING PENSION	
£000	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
G F Page [1]	194	389	–	376	–	–	29	27	223	792
A E Cook	410	359	172	215	–	–	23	22	605	596
A G Irwin [2]	–	146	–	90	–	–	–	12	–	248
R H L Clark [3]	–	139	–	–	–	539	–	19	–	697
G C Cooper [4]	416	324	89	150	–	–	27	23	532	497
A J Hannam [5]	243	213	114	120	–	–	1	73	358	406
W G Tucker [6]	352	139	118	62	–	–	14	9	484	210
A J Stevens [7]	330	42	89	52	–	–	21	11	440	105
J D M Smith	22	22	–	–	–	–	–	–	22	22
J W Edington	20	20	–	–	–	–	–	–	20	20
P Hooley	22	22	–	–	–	–	–	–	22	22
M Beresford	17	–	–	–	–	–	–	–	17	–
Total Remuneration	2,026	1,815	582	1,065	–	539	115	196	2,723	3,615

Subject as follows, benefits relate to the provision of company cars and fuel, medical insurance, telephones and subscriptions. Allan Cook's benefits include the provision of financial advice. Alex Hannam's benefits relate to relocation (2003) and medical insurance. Warren Tucker's relate to the provision of a company car and fuel (2004), relocation (2003), medical insurance and telephones. Andy Stevens's relate to the provision of a company car and fuel, relocation (2003), medical insurance and subscriptions. The committee is aware that guidelines have changed regarding the disclosure of remuneration for below Board executives and will address this issue in its report for 2005.

1 Emoluments include – under salary, fees and other payments – the sum of £34,000 paid as a gratuity in view of Gordon Page's inability to draw pension benefits whilst continuing to act as a director.

2 Emoluments for 2003 are for the period until his retirement as a director on 27 July 2003. Thereafter he continued to be employed by the company and his emoluments in respect of the period to the end of the year amounted to £111,000.

3 Robin Clark left the company on 15 August 2003 as a result of a reorganisation of the Group's structure. He was paid a total of £539,000 compensation for early termination being a discounted sum having regard to his entitlement to 24 months' notice under his service contract and related employment rights.

4 Emoluments include – under salary, fees and other payments – a payment of £77,000 (2003 - £58,000) made in lieu of additional pension provision. Such payment is not taken into account in calculating bonus and share scheme entitlements.

5 Emoluments for 2003/4 include – under salary, fees and other payments – a cash allowance of £13,000 in respect of the provision of a car and fuel. Such payments are not taken into account in calculating bonus and share scheme entitlements.

6 Emoluments for 2003 are for the period from his appointment on 28 July 2003. They include – under salary, fees and other payments – cash payments totalling £26,000 in lieu of payments into a funded unapproved retirement benefit scheme and a cash allowance of £5,000 in respect of the provision of a car and fuel. Emoluments for 2004 include – under salary, fees and other payments – a cash payment of £67,000 in lieu of payments into a funded unapproved retirement benefit scheme and a cash allowance of £5,000 in respect of the provision of a car and fuel. Such payments are not taken into account in calculating bonus and share scheme entitlements.

7 Emoluments for 2003 are for the period from his appointment on 10 November 2003. Emoluments for 2004 include – under salary, fees and other payments – £30,000 in connection with acceptance of office. A further sum will become payable in 2006 subject to his employment continuing.

Directors' Remuneration Report continued

TABLE 2(A):
DIRECTORS' PENSIONS

	ACCRUED PENSION AT 31.12.04 £ P.A.[1]	INCREASE IN ACCRUED PENSION FROM PREVIOUS YEAR END (WITH NO ADJUSTMENT FOR INFLATION) £ P.A.	ADDITIONAL PENSION EARNED IN EXCESS OF INFLATION DURING 2004 £ P.A.	TRANSFER VALUE OF PENSION ACCRUED IN EXCESS OF INFLATION AND MEMBERS' CONTRIBUTIONS DURING 2004 £	TRANSFER VALUE OF ACCRUED PENSION AT 31.12.03 £	TRANSFER VALUE OF ACCRUED PENSION AT 31.12.04 £	ADDITIONAL TRANSFER VALUE ACCRUED IN EXCESS OF MEMBERS' CONTRIBUTIONS DURING 2004 £
G F Page	50,101	4,451	3,173	68,496	964,401	1,081,540	117,139
A E Cook	13,317	3,692	3,422	36,913	132,360	202,744	55,196
A J Hannam	8,217	3,542	3,411	51,691	81,454	160,601	64,172
A J Stevens	3,683	3,408	3,401	19,818	1,704	36,875	19,983
W G Tucker	5,667	3,467	3,405	18,923	15,747	43,287	20,452

1 Gordon Page reached normal retirement age in 2003 but has yet to receive any benefit from the Plan. The accrued pension shown reflects his entitlement at normal retirement age increased by an actuarial factor to allow for the deferment of benefits.

The accrued pension shown is that which would be paid annually on retirement based on service to the end of the financial year. The transfer values represent the present value of future payments from the pension plan rather than remuneration currently due to the individual and cannot be meaningfully aggregated with annual remuneration. Members of the pension plan have the option of paying additional voluntary contributions. Neither the contributions nor the resulting benefits are included in the above.

Under Inland Revenue regulations, members' retirement benefits may be reduced on account of retained benefits from previous employments.

Inflation during 2004 has been taken to be 2.8% being the statutory increase to deferred pensions from 2003 to 2004.

Transfer values payable are calculated in accordance with Section 4 'Minimum Cash Equivalent' of Guidance Note 11 issued by the Institute and Faculty of Actuaries.

TABLE 2(B):
Gordon Page, Allan Cook, Alex Hannam and Andy Stevens are subject to the Inland Revenue capping rules and the following company contributions, which are taxable benefits, relate to funded unapproved retirement benefit schemes:

£000	2004	2003
G F Page[1]	–	291
A E Cook	135	112
A J Hannam[2]	53	68
A J Stevens	73	9

1 For the period to his retirement as an executive director on 17 November 2003.

2 The contribution for 2003 includes a payment in respect of 2002.

In the case of Geoff Cooper, contributions totalling £35,000 (2003 - £34,000) were made into his personal money purchase pension scheme.

TABLE 3(A):

DIRECTORS' SHARE INTERESTS

The interests of the directors and their families in Cobham plc's ordinary shares were:

	ORDINARY SHARES		OPTIONS OVER ORDINARY SHARES	
	At 1.1.04*	At 31.12.04	At 1.1.04	At 31.12.04
G F Page	209,042	181,121	4,483	–
A E Cook	98,555	96,990	2,038	24,861
G C Cooper	219,140	220,706	1,754	18,454
A J Hannam	22,526	36,740	742	14,038
W G Tucker	17,173	34,477	–	17,247
A J Stevens	25,381	43,921	–	18,235
J D M Smith	3,000	3,000	–	–
J W Edington	–	–	–	–
P Hooley	–	–	–	–
M Beresford*	–	1,500	–	–

*At date of appointment if later.

The above interests are all beneficial and include interests in shares provisionally allocated under the Cobham Long Term Incentive Plan.

Interests at 10 March 2005, being a date not more than one month prior to the date of the notice convening the annual general meeting, were the same as at 31 December 2004.

TABLE 3(B):

DIRECTORS' SHARE OPTIONS

Details of directors' interests in options over Cobham plc's ordinary shares granted under the Cobham Savings Related Share Option Scheme and the Cobham Executive Share Option Scheme 2004 were:

	NUMBER OF OPTIONS DURING THE YEAR								
	AT 1.1.04	GRANTED	EXERCISED	LAPSED	AT 31.12.04	EXERCISE PRICE – PENCE	MARKET PRICE AT DATE OF EXERCISE – PENCE	DATE FROM WHICH EXERCISABLE	EXPIRY DATE
G F Page	1,727	–	1,727	–	–	483	1,183	–	–
	623	–	577	46	–	495	1,293	–	–
	840	–	688	152	–	691	1,293	–	–
	121	–	75	46	–	836	1,293	–	–
	719	–	286	433	–	840	1,293	–	–
	136	–	33	103	–	769	1,293	–	–
	317	–	20	297	–	939	1,293	–	–
A E Cook	1,660	–	–	–	1,660	840	–	1.2.09	1.8.09
	378	–	–	–	378	939	–	1.2.11	1.8.11
	–	22,823*	–	–	22,823	1,347	–	20.9.07	20.9.14
G C Cooper	1,695	–	–	–	1,695	836	–	1.2.06	1.8.06
	59	–	–	–	59	769	–	1.2.08	1.8.08
	–	16,700*	–	–	16,700	1,347	–	20.9.07	20.9.14
A J Hannam	742	–	–	–	742	939	–	1.2.09	1.8.09
	–	493	–	–	493	1,076	–	1.2.08	1.8.08
	–	12,803*	–	–	12,803	1,347	–	20.9.07	20.9.14
W G Tucker	–	1,661	–	–	1,661	1,076	–	1.2.12	1.8.12
	–	15,586*	–	–	15,586	1,347	–	20.9.07	20.9.14
A J Stevens	–	1,535	–	–	1,535	1,076	–	1.2.10	1.8.10
	–	16,700*	–	–	16,700	1,347	–	20.9.07	20.9.14

*Granted under the Cobham Executive Share Option Scheme 2004. All other options were granted under the Cobham Savings Related Share Option Scheme.

Directors' Remuneration Report continued

TABLE 3(B):

DIRECTORS' SHARE OPTIONS continued

The market price of Cobham ordinary shares as at 31 December 2004 was 1237.0p per share and the closing price range during the year was 1142.0p to 1460.0p.

TABLE 4:

GAINS MADE ON DIRECTORS' SHARE OPTIONS

	EXERCISE DATE	OPTIONS EXERCISED	GAIN £000
G F Page	9.2.04	1,727	12
	24.5.04	1,679	11

All options were granted for nil consideration under the Cobham Savings Related Share Option Scheme.

The aggregate gain made by the directors on the exercise of share options was £23,000 (2003 - £5,000).

Gains are calculated by reference to the middle market value of a Cobham ordinary share on the date of exercise. All shares resulting from the exercise of share options during the year have been retained.

TABLE 5:

ALLOCATIONS UNDER THE COBHAM LONG-TERM INCENTIVE PLAN

	ALLOCATIONS AT 1.1.04	CONDITIONALLY AWARDED DURING THE YEAR[1]	LAPSED DURING THE YEAR[2]	VESTED DURING THE YEAR[3]	ALLOCATIONS AT 31.12.04	MONETARY VALUE OF VESTED AWARDS £[4]	EXPIRY DATE[5]
G F Page	52,518	–	31,386	21,132	–	190,188	–
A E Cook	93,978	25,338	26,903	–	92,413	–	28.4.07
G C Cooper	74,445	18,540	17,038	12,845	63,102	115,605	28.4.07
A J Hannam	19,601	14,214	–	–	33,815	–	28.4.07
W G Tucker	16,217	17,304	–	–	33,521	–	28.4.07
A J Stevens	25,381	18,540	–	–	43,921	–	28.4.07

1 The market price of a Cobham plc ordinary share on 28 April 2004, being the date of the awards made during the year, was 1365p.

2 Lapsed shares comprise those shares conditionally awarded in 2001.

3 Shares in this column are those awarded on 18 March 1999, which vested absolutely on 17 March 2004.
The market price of the shares at the date of the award was 900p. At the date of vesting it was 1226p.
The awards are subject to the performance conditions specified on page 35.
Top quartile performance was achieved in respect of the 1999 awards with the result that 100% of the awards vested.

4 Monetary values are calculated by multiplying the numbers of shares by their market prices as at the award dates.

5 The expiry date is the last date by which qualifying conditions in respect of any outstanding interests under the LTIP have to be fulfilled. This date may either be the expiry of any relevant holding period or (where applicable) of any restricted period.

By order of the Board

J D M Smith Chairman of the Remuneration Committee

10 March 2005

Statement of Directors' Responsibilities

The following statement, which should be read in conjunction with the report of the auditors set out overleaf, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit or loss for the financial year.

The directors consider that in preparing the financial statements on pages 44 to 74 the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards which they consider to be applicable have been followed. The financial statements have been prepared on a going concern basis.

The directors have responsibility for ensuring that the company keeps accounting records which disclose with reasonable accuracy the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Independent Auditors' Report

TO THE MEMBERS OF COBHAM PLC

We have audited the financial statements which comprise the Consolidated Profit and Loss Account, the Balance Sheets, the Consolidated Cash Flow Statement, the Statement of Total Recognised Gains and Losses, the Reconciliation of Movements in Shareholders' Funds, the related notes and the accounting policies set out in the statement of Accounting Policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report ('the auditable part').

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities. The directors are also responsible for preparing the Directors' Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Review, the Business Review, the statement on Corporate Social Responsibility, the Financial Review, the Directors' Report, the statement on Corporate Governance and the unaudited part of the Directors' Remuneration Report.

We review whether the statement on Corporate Governance reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the Group at 31 December 2004 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985;

  and

- those parts of the Directors' Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Southampton

10 March 2005

NOTES

a) The maintenance and integrity of the Cobham plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation of other jurisdictions.

Accounting Policies

ACCOUNTING CONVENTION

The financial statements have been prepared in accordance with applicable UK accounting standards under the historical cost convention, as modified by the revaluation of certain fixed assets. Compliance with SSAP 19 'Accounting for Investment Properties' requires departure from the requirements of the Companies Act 1985 relating to depreciation and an explanation of the departure is given in the tangible fixed assets accounting policy note below.

BASIS OF CONSOLIDATION

The Group financial statements include the financial statements of the parent company and of all its subsidiaries made up to the end of the financial year. Joint ventures are accounted for using the gross equity method in accordance with FRS 9 'Associates and Joint Ventures'. Associates are accounted for using the equity method of accounting.

Businesses acquired are accounted for as acquisitions, with effect from the date control passes. Those disposed of are accounted for up until the point of their disposal.

TURNOVER

Turnover is measured at the fair value of the right to consideration and is generally recognised when goods are despatched or services delivered and excludes intercompany sales, value added tax and other sales taxes. In the case of long-term contracts, turnover is recognised based upon the fair value of work performed to date.

PENSIONS

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Other than mainland Europe schemes, defined benefit schemes are funded, with the assets of the scheme held separately from those of the Group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax is presented separately after other net assets on the face of the balance sheet.

For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

DEFERRED TAXATION

Deferred tax is recognised on a full provision basis on all timing differences which have originated, but not reversed, at the balance sheet date calculated at rates of tax expected to apply, based on current tax rates and law. Timing differences represent accumulated differences between the company's taxable profit and its financial profit and arise primarily from the recognition of the provision for the deficit on the Group's defined benefit pension schemes and the difference between accelerated capital allowances and depreciation. Deferred tax liabilities have not been discounted.

INTANGIBLE FIXED ASSETS

Goodwill arising on acquisitions of subsidiary undertakings and joint ventures made after 1 January 1998 and expenditure on other intangible fixed assets comprising patents, licences and trade marks is capitalised and amortised on a straight line basis over estimated useful lives of up to 20 years. These periods have been determined after taking into account the nature of the intangible assets acquired and the markets in which these intangible assets operate.

In accordance with the Group's accounting policy prior to the introduction of FRS 10, goodwill arising on acquisitions prior to 1 January 1998 has been written off to reserves, but will be charged to the profit and loss account on any subsequent disposal of the business to which it is related.

TANGIBLE FIXED ASSETS

Freehold land and investment properties are not depreciated. Other fixed assets are depreciated on a straight line basis to their estimated residual values over their estimated useful lives. These lives are as follows:

Freehold buildings	–	50 years
Leasehold properties	–	The period of the lease
Other fixed assets	–	3 to 15 years.

In accordance with SSAP 19, investment properties are held at open market value. Any aggregate surplus or deficit on revaluation is transferred to a revaluation reserve, and no provision is made for depreciation of freehold properties. This departure from the requirements of the Companies Act 1985, which requires all properties to be depreciated, is, in the opinion of the directors, necessary for the financial statements to show a true and fair view in accordance with applicable accounting standards.

The depreciation (which would, had the provisions of the Act been followed, have reduced profit for the year) is only one of the factors reflected in the annual valuation and the amount attributable to this factor cannot reasonably be separately identified or quantified.

INVESTMENTS

Investments are stated at cost less any provision for impairment in value.

AIRCRAFT ENGINE OVERHAUL EXPENDITURE

Expenditure is capitalised when it is incurred on aircraft engine overhauls and this fixed asset addition is depreciated over its useful economic life.

RESEARCH AND DEVELOPMENT

Research and development expenditure not chargeable to customers is written off as incurred.

FINANCE LEASES

Where assets are financed by lease agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright and the corresponding leasing commitments are shown as an obligation under finance leases. The relevant assets are depreciated on the basis of expected utilisation over the shorter of the life of the contract on which they are employed or the life of the lease. Lease payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account in proportion to the outstanding capital commitment.

OPERATING LEASES

Operating lease payments for assets leased from third parties are charged to the profit and loss account on an accruals basis.

STOCKS

Stocks and work in progress are stated at the lower of cost, which includes an appropriate proportion of productive overheads, and net realisable value.

Payments received and receivable on account of work in progress are deducted from the cost of the work carried out at the balance sheet date to the extent of the valuation of the work done.

Accounting Policies continued

FOREIGN CURRENCIES

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction or, where forward cover contracts have been arranged, at the contracted rate. Monetary assets and liabilities denoted in foreign currencies are retranslated at the exchange rate ruling at the balance sheet date or at a contractual rate if applicable and any exchange differences arising are taken to the profit and loss account.

For consolidation purposes the assets and liabilities of overseas subsidiary undertakings and joint ventures are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Exchange differences arising on these translations are taken to reserves.

FINANCIAL INSTRUMENTS

Derivative instruments utilised by the Group include interest rate swaps, interest rate caps, forward rate agreements and forward currency contracts. Receipts and payments on financial instruments are recognised on an accruals basis, over the life of the instruments. Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments.

Consolidated Profit and Loss Account

for the year ended 31 December 2004

£m	NOTES	BEFORE GOODWILL AMORTISATION 2004	GOODWILL AMORTISATION 2004	TOTAL 2004	BEFORE GOODWILL AMORTISATION, INTEGRATION COSTS AND DISPOSALS 2003	GOODWILL AMORTISATION, INTEGRATION COSTS AND DISPOSALS 2003	TOTAL 2003
Group Turnover							
Turnover (including share of joint ventures)							
Continuing operations		975.5			848.3		
Acquisitions		40.9			–		
		1,016.4			848.3		
Discontinued operations		–			17.1		
		1,016.4			865.4		
Less: share in turnover of joint ventures		(33.4)			(32.8)		
	1	983.0		983.0	832.6		832.6
Cost of sales		(714.6)	–	(714.6)	(584.5)	(0.8)†	(585.3)
Gross Profit		268.4	–	268.4	248.1	(0.8)	247.3
Selling and distribution costs		(55.5)	–	(55.5)	(48.2)	–	(48.2)
Administrative expenses		(62.4)	(20.9)	(83.3)	(57.4)	(15.8)*	(73.2)
Group Operating Profit							
Continuing operations		147.3	(19.8)	127.5	143.7	(16.6)	127.1
Acquisitions		3.2	(1.1)	2.1	–	–	–
		150.5	(20.9)	129.6	143.7	(16.6)	127.1
Discontinued operations		–	–	–	(1.2)	–	(1.2)
	2	150.5	(20.9)	129.6	142.5	(16.6)	125.9
Share of operating profit in joint ventures		6.5	(0.1)	6.4	5.8	(0.1)*	5.7
Share of operating loss in associates		(0.1)	–	(0.1)	(0.6)	–	(0.6)
		156.9	(21.0)	135.9	147.7	(16.7)	131.0
Exceptional loss on disposal of subsidiary undertakings – discontinued operations				–		(64.1)**	(64.1)
Net interest	3						
Group		(8.5)		(8.5)	(9.3)		(9.3)
Joint ventures		(2.0)		(2.0)	(2.2)		(2.2)
		(10.5)		(10.5)	(11.5)		(11.5)
Other finance income/(charges)	9	0.5		0.5	(0.9)		(0.9)
Profit on Ordinary Activities before Taxation		146.9	(21.0)	125.9	135.3	(80.8)	54.5
Tax on profit on ordinary activities	4			(40.9)			(36.0)
Profit on Ordinary Activities after Taxation before Minority Interests				85.0			18.5
Minority Interests				(0.3)			(0.3)
Profit on Ordinary Activities after Taxation attributable to Shareholders				84.7			18.2
Dividends	6			(34.6)			(31.3)
Retained profit/(loss) for the year	20			50.1			(13.1)
Earnings per Ordinary Share	7						
– basic				76.0p			17.2p
– fully diluted				75.5p			17.1p
– underlying				94.8p			93.5p

There is no material difference between the results disclosed above and the results on an unmodified historical cost basis.

* Amortisation of goodwill.

† Integration costs connected with the acquisition of the Racal Antennas business of Thales in July 2003.

**In December 2003 the Group disposed of Westwind Air Bearings Limited and Westwind Air Bearings Inc, giving rise to an exceptional loss of £64.1m. This transaction was fully reported in the 2003 Annual Report.

Consolidated Balance Sheet

as at 31 December 2004

£m	NOTES	2004	2004	2003	2003
Fixed Assets					
Intangible assets	10		373.8		345.9
Tangible assets	11		241.0		228.1
Investments in joint ventures:					
Share of gross assets		72.7		71.6	
Share of gross liabilities		(57.6)		(58.0)	
Goodwill		1.2		1.3	
	12		16.3		14.9
Investments in associate	12		1.0		1.6
Investments	12		–		–
			632.1		590.5
Current Assets					
Stocks	13	183.9		190.0	
Debtors:					
Amounts falling due within one year	14	227.7		184.5	
Amounts falling due after more than one year	14	9.6		6.3*	
Investments	15	–		0.1	
Cash at bank and in hand		101.3		106.1	
		522.5		487.0	
Creditors:					
Amounts falling due within one year					
Borrowings	16	(116.1)		(80.4)	
Other creditors	16	(281.1)		(259.8)	
		(397.2)		(340.2)	
Net Current Assets			125.3		146.8
Total Assets less Current Liabilities			757.4		737.3
Creditors:					
Amounts falling due after more than one year					
Borrowings	17	(151.3)		(180.2)	
Other creditors	17	(10.6)		(11.7)	
			(161.9)		(191.9)
Provisions for Liabilities and Charges	18		(38.1)		(39.3)
Net assets excluding pension liabilities			557.4		506.1
Deficit on Group pension schemes	9		(47.7)		(49.2)
Net assets including pension liabilities			509.7		456.9
Capital and Reserves including non equity interests					
Called up share capital	19		27.9		27.8
Share premium account	20		81.6		76.8
Revaluation reserve	20		1.7		1.7
Other reserve	20		0.3		0.7
Profit and loss account	20		397.1		348.8
Shareholders' Funds			508.6		455.8
Minority interest (equity)	21		1.1		1.1
			509.7		456.9

*Within the 2003 comparatives, a balance of £6.1m has been reclassified from Amounts falling due within one year to Amounts falling due after more than one year.

Approved by a duly appointed and authorised committee of the Board on 10 March 2005.

Gordon Page

Warren Tucker

Directors

Parent Company Balance Sheet

as at 31 December 2004

£m	NOTES	2004	2004	2003	2003
Fixed Assets					
Tangible assets	11		4.3		4.3
Investment in group undertakings	12		721.3		246.8
			725.6		251.1
Current Assets					
Debtors:					
Amounts falling due within one year	14	248.3		208.2	
Amounts falling due after more than one year	14			310.8	
Investments	15			0.1	
Cash at bank and in hand		3.1		3.1	
		251.4		522.2	
Creditors:					
Amounts falling due within one year					
Borrowings	16	(129.8)		(59.4)	
Other creditors	16	(186.1)		(49.8)	
		(315.9)		(109.2)	
Net Current (Liabilities)/Assets			(64.5)		413.0
Total Assets less Current Liabilities			661.1		664.1
Creditors:					
Amounts falling due after more than one year					
Borrowings	17		(125.0)		(139.7)
Other creditors	17		(3.4)		–
Provisions for Liabilities and Charges	18		(0.4)		(0.4)
			532.3		524.0
Capital and Reserves including non equity interests					
Called up share capital	19		27.9		27.8
Share premium account	20		81.6		76.8
Special reserve	20		43.6		43.6
Other reserve	20		0.3		0.7
Profit and loss account	20		378.9		375.1
Shareholders' Funds			532.3		524.0

Approved by a duly appointed and authorised committee of the Board on 10 March 2005:

Gordon Page

Warren Tucker

Directors

Consolidated Cash Flow Statement

for the year ended 31 December 2004

£m	NOTES	2004	2003
Net cash inflow from operating activities	22	163.1	147.8
Dividend received from joint venture		5.0	–
Returns on investments and servicing of finance	24a	(7.6)	(11.0)
Taxation		(22.9)	(20.3)
Capital expenditure and financial investment	24b	(39.7)	(39.2)
Acquisitions and disposals	24c	(73.8)	(115.0)
Equity dividends paid		(32.3)	(27.6)
Net cash outflow before use of liquid resources and financing		(8.2)	(65.3)
Management of liquid resources	24d	0.2	–
Financing	24e	7.2	105.1
(Decrease)/increase in Cash	23	(0.8)	39.8

Reconciliation of Net Cash Flow to Movement in Net Debt

for the year ended 31 December 2004

£m	NOTES	2004	2003
(Decrease)/increase in cash in the year		(0.8)	39.8
(Increase)/decrease in debt and lease financing		(17.2)	0.6
Borrowings on purchase of subsidiary		–	(12.2)
Decrease in liquid resources†		(0.1)	–
Loans of subsidiary undertakings acquired		(1.0)	(1.4)
Exchange movements		7.4	7.6
Movement in Net Debt in the year		(11.7)	34.4
Net Debt at 1 January		(154.4)	(188.8)
Net Debt at 31 December	23	(166.1)	(154.4)

†Liquid resources includes corporate investments.

Statement of Total Recognised Gains and Losses

for the year ended 31 December 2004

£m	NOTES	GROUP 2004	GROUP 2003	PARENT COMPANY 2004	PARENT COMPANY 2003
Profit Attributable to Shareholders		84.7	18.2	38.4	140.7
Currency translation differences on foreign currency net investments	20	1.5	2.1	–	–
Actuarial loss on pensions	9	(4.7)	(7.5)	–	–
Movement on deferred tax relating to pension liability		1.4	1.1	–	–
Total Recognised Gains relating to the year		82.9	13.9	38.4	140.7

Reconciliation of Movements in Shareholders' Funds

for the year ended 31 December 2004

£m	NOTES	GROUP 2004	GROUP RESTATED 2003	PARENT COMPANY 2004	PARENT COMPANY RESTATED 2003
Profit Attributable to Shareholders		84.7	18.2	38.4	140.7
Dividends	6	(34.6)	(31.3)	(34.6)	(31.3)
Retained profit/(loss) for the year		50.1	(13.1)	3.8	109.4
Release of goodwill previously written off against reserves		–	68.4	–	–
Actuarial loss on pension scheme (net of deferred tax)	9	(3.3)	(5.3)	–	–
Currency translation differences on foreign currency net investments	20	1.5	2.1	–	–
New share capital subscribed:					
nominal value	19	0.1	0.1	0.1	0.1
premium on share issues	20	4.8	2.4	4.8	2.4
New share capital issued by private placing:					
nominal value		–	2.3	–	2.3
merger reserve on share issues		–	104.0	–	–
share issue costs		–	(1.7)	–	(1.7)
Long term incentive plan	20	(0.4)	0.6	(0.4)	0.6
Net addition to shareholders' funds		52.8	159.8	8.3	113.1
Shareholders' funds at 1 January		455.8	296.0	524.0	410.9
Shareholders' funds at 31 December (which include non-equity interests of £19,700) (2003 – £19,700)		508.6	455.8	532.3	524.0

In order to reflect the adoption of UITF 38, Shareholders' funds as at 1 January 2003 have been restated from £297.4m and £412.3m for group and parent company respectively. Investment in own shares at 1 January 2003 has been reduced by £1.4m to £nil in both the group and parent company balance sheets. This restatement has had no effect on the Group or parent company profit and loss account in either year.

Notes to the Financial Statements

1 SEGMENTAL ANALYSIS

	AEROSPACE SYSTEMS AND GROUP		CHELTON		FLIGHT OPERATIONS & SERVICES		WESTWIND (DISCONTINUED)		TOTAL	
By Class of Business: £m	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Turnover	387.6	320.5	411.4	317.0	220.4	212.2	–	17.1	1,019.4	866.8
Less share of joint ventures	–	–	(1.7)	(0.5)	(31.7)	(32.3)	–	–	(33.4)	(32.8)
Less inter-segmental	(1.9)	(0.8)	(0.8)	(0.4)	(0.3)	(0.2)	–	–	(3.0)	(1.4)
Turnover to third parties	385.7	319.7	408.9	316.1	188.4	179.7	–	17.1	983.0	832.6
Operating Profit/(Loss)	51.9	60.5	60.5	51.6	17.2	15.0	–	(1.2)	129.6	125.9
Group share of joint ventures and associates	–	–	0.3	–	6.0	5.1	–	–	6.3	5.1
Group Operating Profit/(Loss)	51.9	60.5	60.8	51.6	23.2	20.1	–	(1.2)	135.9	131.0
Goodwill amortisation	8.0	5.7	11.0	8.4	2.0	1.8	–	–	21.0	15.9
Integration costs	–	–	–	0.8			–	–	–	0.8
Underlying Operating Profit/(Loss)	59.9*	66.2	71.8	60.8	25.2	21.9†	–	(1.2)	156.9	147.7
Net Operating Assets	283.2	267.4	267.2	227.6	125.4	116.3	–	–	675.8	611.3
Net Debt									(166.1)	(154.4)
Net Assets									509.7	456.9

	UNITED KINGDOM		OTHER EU COUNTRIES		UNITED STATES		REST OF THE WORLD		TOTAL	
By Geographical Segment: £m	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Turnover to Third Parties										
By destination – Group – continuing activities	259.2	210.8	189.5	161.7	356.6	291.9	211.1	183.9	1,016.4	848.3
By destination – Group – discontinued activities	–	0.3	–	4.4	–	2.8	–	9.6	–	17.1
Less share of joint ventures	(25.8)	(26.0)	(5.9)	(6.3)	(1.7)	(0.5)	–	–	(33.4)	(32.8)
Total	233.4	185.1	183.6	159.8	354.9	294.2	211.1	193.5	983.0	832.6
By origin – Group – continuing activities	431.3	364.8	113.0	85.4	322.4	255.1	149.7	143.0	1,016.4	848.3
By origin – Group – discontinued activities	–	11.3	–	–	–	2.4	–	3.4	–	17.1
Less share of joint ventures	(25.8)	(26.0)	(5.9)	(6.3)	(1.7)	(0.5)	–	–	(33.4)	(32.8)
Total	405.5	350.1	107.1	79.1	320.7	257.0	149.7	146.4	983.0	832.6
Operating Profit – continuing activities	59.0	71.3	8.8	7.0	43.1	37.2	18.7	11.6	129.6	127.1
Operating Profit/(Loss) – discontinued activities	–	(1.7)	–	–	–	0.2	–	0.3	–	(1.2)
Group share of joint ventures and associates	5.3	5.0	0.7	0.1	0.3	–	–	–	6.3	5.1
Group Operating Profit	64.3	74.6	9.5	7.1	43.4	37.4	18.7	11.9	135.9	131.0
Net Operating Assets	247.0	274.1	58.2	51.1	287.8	219.2	82.8	66.9	675.8	611.3
Net Debt									(166.1)	(154.4)
Net Assets									509.7	456.9

* Includes £2.3m of FSTA bid costs.

† Includes £1.2m of FSTA bid costs.

2 OPERATING PROFIT

£m	2004	2003
The operating profit of £129.6m (2003 – £125.9m) is after charging:		
Depreciation – owned assets	39.6	33.5
– assets under finance leases	2.9	0.2
Amortisation – goodwill	20.9	15.8
– other intangible assets	0.7	0.5
Hire of plant and machinery – aircraft	13.6	20.4
– other	2.7	3.0
Other operating lease rentals	4.8	4.0
Research and development costs	48.7	40.4

Auditors' remuneration in respect of audit services to the Group amounted to £1.0m (2003 – £0.8m), of which £0.9m (2003 – £0.7m) was payable to PricewaterhouseCoopers LLP (PWC) and £0.1m (2003 – £0.1m) was payable to other audit firms. Audit fees payable to PWC in respect of the parent company amounted to £56,000 (2003 – £55,000).

Remuneration payable to PWC for non-audit services provided to the parent company and its UK subsidiaries amounted to £0.6m (2003 – £1.0m) being for taxation services. Non-audit fees payable to PWC in respect of taxation services provided outside of the UK amounted to £0.1m (2003 – £0.1m).

Cost of sales, gross profit and other operating expenses:

	CONTINUING OPERATIONS OWNED AT 1 JANUARY	ACQUIRED OPERATIONS	CONTINUING OPERATIONS		DISCONTINUED OPERATIONS		TOTAL	
£m	2004	2004	2004	2003	2004	2003	2004	2003
Turnover	942.1	40.9	983.0	815.5	–	17.1	983.0	832.6
Cost of sales	681.6	33.0	714.6	570.6	–	14.7	714.6	585.3
Gross profit	260.5	7.9	268.4	244.9	–	2.4	268.4	247.3
Selling and distribution costs	52.6	2.9	55.5	46.7	–	1.5	55.5	48.2
Administrative expenses	80.4	2.9	83.3	71.1	–	2.1	83.3	73.2
Operating profit/(loss)	127.5	2.1	129.6	127.1	–	(1.2)	129.6	125.9

Operating profit excludes the Group share in joint venture and associate companies.

Administrative expenses for acquired operations include amortisation of goodwill totalling £1.1m.

3 NET INTEREST

£m	2004		2003	
Group				
Interest receivable		4.3		3.4
Interest payable:				
Bank loans and overdrafts	(10.4)		(12.2)	
On finance leases	(1.6)		–	
Other borrowings	(0.8)		(0.5)	
		(12.8)		(12.7)
Net interest		(8.5)		(9.3)
Joint ventures				
Interest receivable		0.5		0.4
Interest payable		(2.5)		(2.6)
		(2.0)		(2.2)

Notes to the Financial Statements continued

4 TAX ON PROFIT ON ORDINARY ACTIVITIES

£m	2004	2003
Current tax:		
UK corporation tax on profits of the year	21.9	18.1
Share of joint ventures' and associates' tax	1.3	1.0
Overseas tax on profits of the year	15.3	14.7
Adjustments in respect of previous years	(2.1)	(0.5)
Total current tax	36.4	33.3
Deferred tax:		
Origination and reversal of timing differences	4.4	5.1
Adjustments in respect of previous years	0.1	(2.4)
Total deferred tax	4.5	2.7
Tax on profit on ordinary activities	40.9	36.0

Excluding goodwill amortisation of £21.0m (2003 - £15.9m), the prior year tax credit of £2.0m (2003 - £2.9m) and the exceptional loss on disposal relating to 2003 of £nil (2003 - £64.1m), the effective rate for the year is 29.2% (2003 - 28.9%). This adjusted tax charge is lower than the prevailing rates principally because part of the goodwill charge is an allowable expense for tax purposes and some Group expenditure on research and development qualifies for additional tax credit.

The tax assessed for the year is different to the standard rate of corporation tax in the UK of 30% (2003 - 30%). The differences are explained below:

£m	2004	2003
Profit on ordinary activities before tax	125.9	54.5
Profit on ordinary activities multiplied by standard rate in the UK 30% (2003 - 30%)	37.8	16.3
Effects of:		
Tax disallowed items (2004 – primarily goodwill amortisation; 2003 – primarily exceptional loss and goodwill amortisation)	3.5	21.3
Capital allowances for year in excess of depreciation	(1.0)	(0.2)
Other timing differences	(3.4)	(4.9)
Overseas tax rates higher than UK rates	2.7	2.0
Expenditure qualifying for additional R&D tax deduction	(1.1)	(0.7)
Adjustments to tax charge in respect of prior years	(2.1)	(0.5)
Current tax charge for the year	36.4	33.3

Factors that may affect future tax charges:

The Group's effective rate of current tax on underlying profits is expected to be lower than the standard rate of corporation tax in the UK primarily because of timing differences arising on fixed assets and because some of the goodwill amortisation is an allowable deduction for tax purposes. The group expects that this will remain broadly unchanged in the foreseeable future.

No provision has been made for deferred tax on gains recognised on revaluing property to its market value. Also, no deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures as no tax is expected to be payable on them in the foreseeable future.

5 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

In accordance with the concession granted under Section 230(1) of the Companies Act 1985, the profit and loss account of Cobham plc has not been separately presented in these financial statements. The profit attributable to shareholders dealt with in the financial statements of Cobham plc is £38.4m (2003 - £140.7m).

6 DIVIDENDS

£m	2004	2003
Dividends on ordinary shares		
Interim paid of 9.2p per share (2003 - 8.36p)	10.3	9.3
Proposed final of 21.8p per share (2003 - 19.8p)	24.3	22.0
	34.6	31.3

Dividends include £1,182 (2003 - £1,182) paid in respect of non equity second cumulative preference shares (note 19).

7 EARNINGS PER ORDINARY SHARE

	EARNINGS £M 2004	WEIGHTED AVERAGE NUMBER OF SHARES MILLION 2004	PER-SHARE AMOUNT PENCE 2004	EARNINGS £M 2003	WEIGHTED AVERAGE NUMBER OF SHARES MILLION 2003	PER-SHARE AMOUNT PENCE 2003
Basic Earnings per Share (EPS)						
Earnings attributable to ordinary shareholders	84.7	111.4	76.0	18.2	105.9	17.2
Effect of dilutive securities						
Options	–	0.7		–	0.7	
Long term incentive plans	–	0.1		–	–	
Fully Diluted EPS	84.7	112.2	75.5	18.2	106.6	17.1

In addition to the information required by FRS14, the directors believe that it is helpful to calculate an underlying earnings per share figure excluding goodwill amortisation and for 2003 also excluding the loss on disposal of subsidiary undertakings and integration costs.

	EARNINGS £M 2004	WEIGHTED AVERAGE NUMBER OF SHARES MILLION 2004	PER-SHARE AMOUNT PENCE 2004	EARNINGS £M 2003	WEIGHTED AVERAGE NUMBER OF SHARES MILLION 2003	PER-SHARE AMOUNT PENCE 2003
Basic EPS	84.7	111.4	76.0	18.2	105.9	17.2
Loss on disposal of subsidiary undertakings	–		–	64.1		60.5
Effect of goodwill amortisation	21.0		18.8	15.9		15.0
Effect of integration costs	–		–	0.8		0.8
Underlying EPS	105.7	111.4	94.8	99.0	105.9	93.5

The calculation of earnings per ordinary share has been based on £84.7m (2003 - £18.2m), being the profit after taxation, minority interests and preference dividend, and on the weighted average number of ordinary shares in issue during the year, being 111,448,271 (2003 - 105,941,221). The weighted average number of ordinary shares used for the fully diluted earnings per share is 112,222,295 (2003 - 106,622,128).

8 DIRECTORS' EMOLUMENTS

Details of directors' remuneration and share options are set out in the remuneration report on pages 34 to 40.

9 EMPLOYEES

	2004	2003
Average number of employees		
United Kingdom	4,415	4,052
Other EU Countries	1,109	1,010
United States	2,808	2,342
Rest of the World	1,531	1,586
	9,863	8,990

£m	2004	2003
Employment costs		
Wages and salaries	260.4	231.8
Social security costs	29.6	23.8
Other pension costs	12.6	14.6
	302.6	270.2

Pensions

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world mainly with assets held in separate trustee administered funds.

From 1 January 2003, new employees in the UK have only been able to join the defined contribution scheme. In the USA, both the Carleton Technologies and Stanley Aviation defined benefit schemes have been closed to new members from 31 December 2003 and 31 January 2004 respectively. Since the majority of the defined benefit schemes operated by the Group are closed to new entrants, the age profile of the schemes' in service membership will increase over time. Under the funding method prescribed by FRS17, the current service cost will increase as a percentage of pensionable salaries as members approach retirement.

Notes to the Financial Statements continued

9 EMPLOYEES continued

FRS 17 assumptions

The Group operates a number of defined benefit schemes, the most significant being the Cobham Pension Plan (CPP). A full valuation of the CPP scheme was undertaken as at 1 April 2004 and updated to 31 December 2004 by a qualified independent actuary. During the period, the employer contributions to the CPP were 17.3% and this rate will continue in 2005.

The major assumptions used by the actuaries of the Group schemes in respect of FRS 17 were as follows:

	UK SCHEMES	USA SCHEMES	EUROPEAN SCHEMES
At 31 December 2004			
Rate of increase in salary costs	3.50%	3.50%	1.00%
Discount rate	5.50%	5.75%	5.25%
Inflation and pensions in deferment assumption	2.90%	3.00%	1.75%
Pensions increase	2.90%	–	1.75%
At 31 December 2003			
Rate of increase in salary costs	3.50%	4.00%-5.00%	1.00%
Discount rate	5.50%	6.00%-6.25%	5.50%
Inflation and pensions in deferment assumption	2.75%	2.50%-3.00%	1.00%
Pensions increase	2.75%	–	1.50%
At 31 December 2002			
Rate of increase in salary costs	3.25%	4.00%	–
Discount rate	5.60%	7.00%	–
Inflation and pensions in deferment assumption	2.25%	2.50%	–
Pensions increase	2.25%	–	–
At 31 December 2001			
Rate of increase in salary costs	4.00%	4.00%	–
Discount rate	6.00%	7.00%	–
Inflation and pensions in deferment assumption	2.50%	2.50%	–
Pensions increase	2.50%	–	–

The assets of the various schemes are held in managed and segregated funds held with various companies. The fair value of the assets held and the expected rates of return are as follows:

	EXPECTED LONG TERM RATE OF RETURN		VALUE £M	
	UK SCHEMES	USA SCHEMES	UK SCHEMES	USA SCHEMES
At 31 December 2004				
Equities	8.00%	8.20%-8.30%	211.2	8.8
Bonds	5.00%	5.00%	53.1	4.2
Other	4.75%	3.10%	17.8	0.1
Total fair value of assets			282.1	13.1
At 31 December 2003				
Equities	8.00%	8.00%	181.7	8.0
Bonds	5.10%	4.50%	42.3	4.0
Other	3.75%	3.20%	19.4	0.4
Total fair value of assets			243.4	12.4
At 31 December 2002				
Equities	8.00%	9.00%	117.9	7.4
Bonds	5.00%	7.00%	28.7	3.6
Other	4.00%	4.00%	7.5	0.2
Total fair value of assets			154.1	11.2
At 31 December 2001				
Equities	8.00%	9.00%	145.5	8.1
Bonds	5.50%	7.00%	30.1	4.8
Other	4.00%	4.00%	8.3	0.7
Total fair value of assets			183.9	13.6

The European schemes are unfunded and have no assets.

9 EMPLOYEES continued

The funding position of the schemes in the Group as calculated under FRS 17 is as follows:

£m	2004	2003	2002	2001
Total market value of assets	295.2	255.8	165.3	197.5
Present value of scheme liabilities	(363.3)	(326.1)	(231.9)	(204.3)
Deficit in the scheme	(68.1)	(70.3)	(66.6)	(6.8)
Related deferred tax asset	20.4	21.1	20.0	2.1
Net pension deficit	(47.7)	(49.2)	(46.6)	(4.7)

The amounts in respect of the performance of the scheme are:

Analysis of the amounts charged to operating profit: £m	2004	2003
Current service cost	7.9	8.2
Gain on curtailment	(1.0)	–
Past service cost	–	–
Total operating charge	6.9	8.2

Analysis of the amount credited/(charged) to other finance income: £m	2004	2003
Expected return on pension scheme assets	18.9	12.7
Interest on pension scheme liabilities	(18.4)	(13.6)
Net return	0.5	(0.9)

Analysis of the amount recognised in the statement of total recognised gains and losses (STRGL): £m	2004	2003
Actual return less expected return on pension scheme assets	6.8	20.3
Changes in assumptions underlying the scheme liabilities	(7.3)	(29.7)
Experience gains and losses arising on the scheme liabilities	(4.2)	1.9
Actuarial loss recognised in the STRGL	(4.7)	(7.5)

Movement in deficit during the year: £m	2004	2003
Deficit in scheme at beginning of the year	(70.3)	(66.6)
Current service cost	(7.9)	(8.2)
Contributions	14.2	10.7
Gain on curtailment	1.0	–
(Deficit)/gain from acquisitions	(0.9)	2.2
Other finance income/(charges)	0.5	(0.9)
Actuarial loss	(4.7)	(7.5)
Deficit in scheme at the end of the year	(68.1)	(70.3)

Notes to the Financial Statements continued

9 EMPLOYEES continued

History of experience gains and losses

Difference between expected and actual return on scheme assets:	2004	2003	2002
Amount (£m)	6.8	20.3	(50.0)
Percentage of scheme assets	2.3%	7.9%	(30.2%)
Experience gains and losses on scheme liabilities:			
Amount (£m)	(4.2)	1.9	(8.2)
Percentage of the present value of the scheme liabilities	(1.2%)	0.6%	(3.5%)
Total amount recognised in the STRGL			
Amount (£m)	(4.7)	(7.5)	(61.1)
Percentage of the present value of the scheme liabilities	(1.3%)	(2.3%)	(26.3%)

Defined contribution schemes

Contributions paid by the Group to defined contribution schemes in the year amounted to £5.7m (2003 - £6.4m). There were no significant contributions outstanding at the end of either 2003 or 2004.

Parent Company

The contributions paid by the company are accounted for as a defined contribution scheme, as the company is unable to identify its share of the underlying assets and liabilities of the scheme. The cost of contributions to the Group scheme for 2004 amounted to £1.8m (2003 - £0.9m), comprising £0.2m (2003 - £0.2m) of funding related to benefits accruing in the year and £1.6m (2003 - £0.7m) of additional funding in order to reduce the scheme deficit. Contributions for current benefit accruals represent 18.8% of pensionable salary (2003 - 12.5%). No contributions to the scheme were outstanding at the end of either 2003 or 2004.

10 INTANGIBLE FIXED ASSETS

Group: £m	GOODWILL	OTHER	TOTAL
Cost			
At 1 January 2004	391.2	5.6	396.8
Foreign exchange adjustments	-	(0.1)	(0.1)
Additions	49.9	0.2	50.1
Adjustments to contingent consideration in respect of prior year acquisitions (note 18)	(0.5)	-	(0.5)
At 31 December 2004	440.6	5.7	446.3
Accumulated amortisation			
At 1 January 2004	49.1	1.8	50.9
Charge for the year	20.9	0.7	21.6
At 31 December 2004	70.0	2.5	72.5
Net book amount			
At 31 December 2004	370.6	3.2	373.8
At 1 January 2004	342.1	3.8	345.9

Other intangible fixed assets are purchased patents, licenses and trade marks.

11 TANGIBLE FIXED ASSETS

Group: £m	INVESTMENT PROPERTIES	LAND AND BUILDINGS FREEHOLD	LONG LEASES	SHORT LEASES	PLANT AND MACHINERY (INCLUDING AIRCRAFT & VEHICLES)	FIXTURES, FITTINGS, TOOLS AND EQUIPMENT	PAYMENTS ON ACCOUNT AND ASSETS UNDER CONSTRUCTION	TOTAL
Cost or valuation								
At 1 January 2004 – cost	–	80.4	16.9	4.3	312.3	55.3	10.2	479.4
At 1 January 2004 – valuation	4.1	–	–	–	–	–	–	4.1
Foreign exchange adjustments	–	(1.4)	(0.2)	(0.5)	(4.0)	(0.9)	(0.3)	(7.3)
Additions	–	5.4	0.3	4.6	38.0	4.7	4.9	57.9
Undertakings acquired	–	0.1	–	–	5.7	0.9	–	6.7
Disposals	–	–	–	(0.2)	(3.7)	(2.1)	(0.4)	(6.4)
Reclassifications	–	2.8	(1.9)	1.6	7.3	0.4	(10.2)	–
At 31 December 2004	4.1	87.3	15.1	9.8	355.6	58.3	4.2	534.4
Accumulated depreciation								
At 1 January 2004	–	14.2	3.6	1.2	196.7	39.7	–	255.4
Foreign exchange adjustments	–	(0.2)	–	(0.1)	(1.9)	(0.7)	–	(2.9)
Charge for the year	–	2.0	0.3	0.8	32.9	6.5	–	42.5
Undertakings acquired	–	–	–	–	3.2	0.5	–	3.7
Disposals	–	–	–	(0.2)	(3.1)	(2.0)	–	(5.3)
Reclassifications	–	0.6	(0.6)	–	0.6	(0.6)	–	–
At 31 December 2004	–	16.6	3.3	1.7	228.4	43.4	–	293.4
Net book amount								
At 31 December 2004	4.1	70.7	11.8	8.1	127.2	14.9	4.2	241.0
At 1 January 2004	4.1	66.2	13.3	3.1	115.6	15.6	10.2	228.1

Investment properties are shown at open market value based upon a directors' valuation confirmed by an unsolicited offer to purchase. The historic cost of these investment properties is £2.4m (2003 – £2.4m).

Assets capitalised held under finance leases included mainly in plant and machinery: £m	**2004**	**2003**
Cost	16.4	0.7
Accumulated depreciation	(3.5)	(0.6)
Net book amount	12.9	0.1

£m	**2004**	**2003**
Capital commitments		
Contracts placed	2.6	4.3

Parent Company: £m	INVESTMENT PROPERTIES	PLANT AND MACHINERY (INCLUDING AIRCRAFT & VEHICLES)	TOTAL
Cost or valuation			
At 1 January 2004	4.1	0.5	4.6
Additions	–	0.1	0.1
At 31 December 2004	4.1	0.6	4.7
Accumulated depreciation			
At 1 January 2004	–	0.3	0.3
Charge for the year	–	0.1	0.1
At 31 December 2004	–	0.4	0.4
Net book amount			
At 31 December 2004	4.1	0.2	4.3
At 1 January 2004	4.1	0.2	4.3

Investment properties are shown at open market value based upon a directors' valuation which equates to cost.

The parent company had no capital commitments at 31 December 2004 (2003 – £nil).

Notes to the Financial Statements continued

12 FIXED ASSET INVESTMENTS

Group: £m

Investments in joint ventures	2004	2003
At 1 January	14.9	12.1
Reclassification from investment in associates	0.6	–
Additional investment in year	4.3	–
Goodwill amortisation	(0.1)	(0.1)
Dividends received	(6.2)	–
Share of profit after tax for the year	2.8	2.9
At 31 December	16.3	14.9

Goodwill at cost of £1.8m (2003 – £1.8m) and net book amount of £1.2m (2003 – £1.3m) relating to joint ventures is included within interests in joint ventures at 31 December 2004. Related amortisation of £0.1m (2003 – £0.1m) has been charged during the year.

Group: £m

Investment in associates	2004	2003
At 1 January	1.6	1.0
Release of net liability on disposal	0.3	–
Reclassification to investment in joint ventures	(0.6)	–
Additional investment in year	–	0.4
Undertakings acquired	–	0.9
Foreign exchange	(0.1)	0.1
Share of loss after tax for the year	(0.2)	(0.8)
At 31 December	1.0	1.6

Group: £m

Group investments	2004	2003
At 1 January	–	–
Arising on partial disposal of associate	–	–
At 31 December	–	–

Details of joint ventures are included in note 35.

Parent Company: £m

Investment in group undertakings	SHARES	LOANS	2004
At 1 January	250.2	(3.4)	246.8
Additions	471.1	–	471.1
Borrowings reclassified to Creditors: Amounts falling due after one year	–	3.4	3.4
At 31 December – cost	721.3	–	721.3

13 STOCKS

Group: £m	2004	2003
Raw materials and consumables	68.8	72.4
Work in progress	106.7	96.6
Finished goods and goods for resale	18.6	28.4
Payments on account	(10.2)	(7.4)
	183.9	190.0

There is no significant difference between the replacement cost and the value of stocks shown.

14 DEBTORS

	GROUP		PARENT COMPANY	
£m	2004	2003	2004	2003
Amounts falling due within one year				
Trade debtors	195.7	157.1	–	–
Amounts owed by subsidiary undertakings	–	–	244.0	204.2
Amounts owed by joint ventures and associates (note 34)	1.3	0.6	–	0.4
Other debtors	10.3	8.5	0.1	–
Prepayments and accrued income	17.4	15.3	4.2	3.6
Amounts recoverable on contracts	1.5	1.5	–	–
Taxation recoverable	1.5	1.5	–	–
	227.7	184.5	248.3	208.2
Amounts falling due after more than one year				
Amounts owed by subsidiary undertakings	–	–	–	310.8
Other debtors	9.6	6.3	–	–
	9.6	6.3	–	310.8

Within the 2003 Group comparatives a balance of £6.1m has been reclassified from amounts falling due within one year to amounts falling due after more than one year.

15 CURRENT INVESTMENTS

	GROUP		PARENT COMPANY	
£m	2004	2003	2004	2003
Listed investments	–	0.1	–	0.1

16 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	GROUP		PARENT COMPANY	
£m	2004	2003	2004	2003
Borrowings				
Bank loans and overdrafts	98.6	65.1	124.6	53.8
Senior notes	5.2	5.6	5.2	5.6
Other borrowings	1.7	9.6	–	–
Finance leases	10.6	0.1	–	–
	116.1	80.4	129.8	59.4

Finance lease interest allocated to future periods is £0.6m (2003 – £nil), all of which is payable in 2005.

Further details concerning borrowings are given in note 17.

Other borrowings include a loan of £nil (2003 – £8.0m) from joint venture companies.

Notes to the Financial Statements continued

16 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR continued

	GROUP		PARENT COMPANY	
£m	2004	2003	2004	2003
Other creditors				
Payments received on account	23.4	26.5	–	0.1
Trade creditors	102.3	95.7	2.0	0.6
Bills of exchange payable	3.4	1.4	–	–
Amounts owed to subsidiary undertakings	–	–	148.7	15.6
Other creditors	17.2	20.5	–	–
Taxation payable	48.4	33.8	6.6	6.3
Payroll and other taxes, including social security	15.9	18.2	0.5	1.7
Accruals and deferred income	46.0	41.4	4.0	3.5
Proposed dividends – group	24.3	22.0	24.3	22.0
Dividends payable to minority interests	0.2	0.3	–	–
	281.1	259.8	186.1	49.8
Taxation payable				
UK corporation tax	44.8	26.9	6.6	6.3
Overseas tax	3.6	6.9	–	–
	48.4	33.8	6.6	6.3

17 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	GROUP		PARENT COMPANY	
£m	2004	2003	2004	2003
Borrowings				
Senior notes	125.0	139.7	125.0	139.7
Bank loans	15.5	28.2	–	–
Loan notes	10.3	0.2	–	–
Other borrowings	0.3	12.0	–	–
Finance leases†	0.2	0.1	–	–
	151.3	180.2	125.0	139.7

†Comprising obligations payable between one and two years.

	GROUP		PARENT COMPANY	
£m	2004	2003	2004	2003
Other creditors				
Other	10.3	11.0	–	–
Amounts owed to subsidiary undertakings (reclassified from investments in group undertakings)	–	–	3.4	–
Accruals and deferred income	0.3	0.7	–	–
	10.6	11.7	3.4	–

	GROUP		PARENT COMPANY	
£m	2004	2003	2004	2003
Borrowings				
Senior notes, debenture loans, bank loans, loan notes and other borrowings are repayable as follows:				
Between one and two years	9.4	19.9	2.6	5.6
Between two and five years	47.3	26.2	33.9	8.4
After five years	94.6	134.1	88.5	125.7
	151.3	180.2	125.0	139.7

17 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR continued

Senior notes, repayable on maturity, were issued in October 2002. The facility comprises two series of notes. One for US$55m which has a bullet repayment after seven years and the other for US$170m which has a bullet repayment after ten years. The notes carry a fixed interest rate of 5.14% in respect of the seven year notes and a rate of 5.58% in respect of the ten year notes. These fixed rates have been swapped into rates that vary with LIBOR.

Senior notes, repayable by instalments, were issued in March 1996 and comprise two series of notes for US$25m, one with an average life of seven years and the other an average life of ten years. Repayments totalling US$25m have been made to date. The notes carry a fixed interest rate of 6.28% for the seven year notes and 6.42% for the ten year notes.

Loan notes, repayable in two years, carry a fixed interest rate of 4.25%.

18 PROVISIONS FOR LIABILITIES AND CHARGES

Group: £m	DEFERRED TAXATION	CONTINGENT CONSIDERATION	OTHER	TOTAL
At 1 January 2004	18.4	7.6	13.3	39.3
Re-analysis from creditors	–	5.5	0.2	5.7
Provisions created	2.2	–	4.3	6.5
On acquisitions in the year	(0.4)	–	0.3	(0.1)
Adjustment to contingent consideration in respect of prior year acquisitions (note 10)	–	(0.5)	–	(0.5)
Provisions released	–	–	(2.9)	(2.9)
Expenditure charged against provisions	–	(5.3)	(4.4)	(9.7)
Foreign exchange adjustments	–	(0.2)	–	(0.2)
At 31 December 2004	20.2	7.1	10.8	38.1

The provisions for liabilities and charges, excluding deferred taxation, represent:

CLASS OF PROVISION	ESTIMATED REPAYMENT PERIOD	AMOUNT £M
Legal claims	Within one year	0.8
Onerous trading contracts	Over the next three years	9.0
Warranty claims	Over the next three years	1.0
Contingent consideration	Within one year	1.4
Contingent consideration	Over one to two years	0.5
Contingent consideration	Over two to three years	1.4
Contingent consideration	Over three to four years	3.8
		17.9

	GROUP		PARENT COMPANY	
£m	2004	2003	2004	2003
Deferred taxation				
The amount provided for represents:				
Accelerated capital allowances	15.2	14.2	–	–
Other timing differences	5.0	4.2	0.4	0.4
Deferred tax provision	20.2	18.4	0.4	0.4
Deferred tax asset on pension liability (note 9)	(20.4)	(21.1)	–	–
	(0.2)	(2.7)	0.4	0.4

£m	GROUP	PARENT COMPANY
At 1 January 2004	(2.7)	0.4
Provisions created	4.5	–
On acquisitions in the year	(0.6)	–
Amount credited to statement of total recognised gains and losses	(1.4)	–
At 31 December 2004	(0.2)	0.4

Notes to the Financial Statements continued

19 CALLED UP SHARE CAPITAL

£m	2004	2003
Authorised		
Equity		
147,920,000 (2003 - 147,920,000) 25p ordinary shares	37.0	37.0
Non equity		
20,000 (2003 - 20,000) 6% second cumulative preference shares of £1	–	–
	37.0	37.0
Allotted, issued and fully paid		
Equity		
111,606,905 (2003 - 110,970,790) 25p ordinary shares	27.9	27.8
Non equity		
19,700 (2003 - 19,700) 6% second cumulative preference shares of £1	–	–
	27.9	27.8

During the year 351,947 ordinary shares were issued in connection with the Cobham Savings Related Share Option Scheme and 284,168 were issued in connection with the executive share option schemes. The nominal value of such shares was £0.1m and the cash consideration received net of costs was £4.9m.

The following options over ordinary shares were outstanding as at 31 December 2004:

DATES GRANTED	NUMBER OF SHARES	PRICES – PENCE	DATES NORMALLY EXERCISABLE
Cobham Savings Related Share Option Scheme 1997 - 2004	1,577,249 (2003 - 1,824,778)	495 to 1076	2005 - 2012
Cobham Executive Share Option Scheme 1995 - 2004	1,610,677 (2003 - 1,477,639)	315 to 1404	1998 - 2014

The 6% second cumulative preference shareholders are entitled to receive a fixed cumulative preference dividend at the rate of 6% per annum in priority to the payment of dividends on the ordinary shares (note 6). In addition, on a return of assets on the liquidation or otherwise of the company, the assets available for distribution are to be applied first in repaying to the holders of the 6% second cumulative preference shares the amounts paid up on their shares. On a show of hands every member holding 6% second cumulative preference shares who is present in person has one vote and on a poll every member has one vote for every £1 in nominal amount of the shares of which the member is the holder. The 6% second cumulative preference shares are non-redeemable.

20 RESERVES

Group: £m	SHARE PREMIUM ACCOUNT	REVALUATION RESERVE	OTHER RESERVE	PROFIT AND LOSS ACCOUNT	TOTAL
At 1 January 2004	76.8	1.7	0.7	348.8	428.0
Premium on share issues	4.8	–	–	–	4.8
Long-term incentive plan	–	–	(0.4)	–	(0.4)
Retained profit for the year	–	–	–	50.1	50.1
Actuarial loss on defined benefit pension schemes*	–	–	–	(3.3)	(3.3)
Foreign exchange	–	–	–	1.5	1.5
At 31 December 2004	81.6	1.7	0.3	397.1	480.7

*Net of tax

20 RESERVES continued

Parent Company: £m	SHARE PREMIUM ACCOUNT	SPECIAL RESERVE	OTHER RESERVE	PROFIT AND LOSS ACCOUNT	TOTAL
At 1 January 2004	76.8	43.6	0.7	375.1	496.2
Premium on share issues	4.8	–	–	–	4.8
Long term incentive plan	–	–	(0.4)	–	(0.4)
Retained profit for the year	–	–	–	3.8	3.8
At 31 December 2004	81.6	43.6	0.3	378.9	504.4

Reserves are attributable to equity interests.

The cumulative goodwill written off directly to reserves on acquisitions net of disposals totals £108.5m from 1954 to 31 December 2004 (2003 - £108.5m).

The Group's share of the post acquisition reserves of joint ventures and associates at 31 December 2004 was £8.2m (2003 - £11.3m).

The other reserve relates to provisions made in accordance with UITF 17 for shares allocated under the long term incentive plans.

Included within the Group profit and loss account reserve is a deficit of £47.7m (2003 - £49.2m) stated after deferred taxation assets of £20.4m (2003 - £21.1m) in respect of FRS 17 pension deficits on Group pension funds.

21 MINORITY INTEREST

£m	GROUP
At 1 January 2004	1.1
Share of profit	0.3
Dividend	(0.2)
Foreign exchange adjustment	(0.1)
At 31 December 2004	1.1

22 RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

£m	2004	2003
Operating profit	129.6	125.9
Depreciation	42.5	33.7
Amortisation of goodwill and intangibles	21.6	16.3
Profit on sale of fixed assets	–	(0.7)
Profit on sale of current asset investments	(0.1)	–
Difference between pension charge and cash contribution	(7.3)	(2.5)
Provisions for liabilities and charges	(3.0)	–
Long term incentive plan	(0.4)	0.6
Decrease/(increase) in stocks	11.3	(22.0)
(Increase)/decrease in debtors	(36.7)	1.2
Increase/(decrease) in creditors	5.6	(4.7)
Net Cash Inflow from Operating Activities	163.1	147.8

Notes to the Financial Statements continued

23 ANALYSIS OF NET DEBT

£m	AT 1 JANUARY 2004	CASH FLOW	OTHER NON-CASH CHANGES	EXCHANGE MOVEMENTS	AT 31 DECEMBER 2004
Cash at bank and in hand	106.1	(0.8)	–	(4.0)	101.3
Current asset investments	0.1	(0.1)	–	–	–
Debt due within one year	(80.3)	(25.6)	(1.0)	1.4	(105.5)
Debt due after one year	(180.1)	18.9	–	10.1	(151.1)
Finance leases	(0.2)	4.4	(14.9)	(0.1)	(10.8)
		(2.3)			
Total	(154.4)	(3.2)	(15.9)	7.4	(166.1)

Other non-cash changes comprise conversion of operating leases into finance leases and loans of subsidiary undertakings acquired.

£m	2004	2003
Senior notes, loans, other borrowings, debenture loans and finance leases	267.4	260.6
Cash at bank and in hand including short term deposits	(101.3)	(106.1)
Current investments	–	(0.1)
Net debt	166.1	154.4

Included in Group and parent company cash at bank and in hand at 31 December 2004 is £3.0m held in an escrow account which relates to the disposal of Westwind. It is expected that this cash will be released from escrow in June 2005 and until then release is subject to the purchaser's approval.

24 ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CONSOLIDATED CASH FLOW STATEMENT

£m	2004	2003
a. Returns on Investments and Servicing of Finance		
Interest received	4.3	2.4
Interest paid	(10.0)	(13.4)
Interest element of finance lease rentals	(1.6)	–
Dividends paid to minority interests	(0.3)	–
Net cash outflow from returns on investments and servicing of finance	(7.6)	(11.0)
b. Capital Expenditure and Financial Investment		
Payments to acquire tangible fixed assets	(40.6)	(39.3)
Payments to acquire intangible fixed assets other than goodwill	(0.2)	(1.2)
Receipts from sale of fixed assets	1.1	1.3
Net cash outflow for capital expenditure and financial investments	(39.7)	(39.2)
c. Acquisitions and Disposals		
Purchase of subsidiary undertakings	(60.4)	(138.8)
Net (overdraft)/cash acquired with subsidiary undertakings	(0.8)	8.1
Deferred and contingent consideration	(8.3)	(3.6)
Investment in joint ventures and associates	(4.3)	(0.4)
Sale of subsidiary undertaking	–	21.2
Net cash balance disposed of with subsidiary undertaking	–	(1.5)
Net cash outflow for acquisitions and disposals	(73.8)	(115.0)
d. Management of Liquid Resources		
Sale of current investments	0.2	–
Net cash inflow from management of liquid resources	0.2	–
e. Financing		
Issue of ordinary share capital	4.9	107.4
Expense on issue of ordinary share capital	–	(1.7)
Debt due within a year:		
increase in short term loans	39.1	0.5
(repayment)/increase of debenture loans and other borrowings	(5.5)	2.0
(repayment)/increase of loans payable to joint ventures	(8.0)	8.0
Debt due beyond a year:		
repayment of long term borrowings	(18.9)	(9.3)
repayment of debenture loans and other borrowings	–	(1.7)
Capital element of finance lease rentals	(4.4)	(0.1)
Net cash inflow from financing	7.2	105.1

Notes to the Financial Statements continued

25 PURCHASE OF UNDERTAKINGS

The acquisitions during the year were as follows:

By the Chelton Group

- Precision Antennas Limited in England in January for £3.1m
- Certain trade and assets of Pentar Inc and Pentar Communications Systems LLC in Canada in March for C$3.2m and C$0.6m deferred consideration
- NEC Aero SA in France in April for €4.5m
- DTC Communications Inc in the USA in April for US$48.0m cash and US$0.2m deferred consideration
- Spectronic in Denmark in October for DKr225m
- Temex SA (Division) in France in December for €7.7m

The amount accrued in the financial statements in respect of deferred consideration payable in future years in respect of acquisitions made in 2004 is £0.4m.

A summary of all the undertakings acquired showing book values and fair value adjustments is as follows:

£m	BOOK VALUES	FAIR VALUE ADJUSTMENTS REVALUATIONS	FAIR VALUE ADJUSTMENTS ACCOUNTING POLICY	TOTAL
Tangible fixed assets	3.0	–	–	3.0
Intangible fixed assets	1.3	–	(1.3)	–
Stocks	9.4	(0.5)	–	8.9
Debtors	7.9	–	–	7.9
Cash at bank and in hand	(0.8)	–	–	(0.8)
Creditors and provisions	(5.2)	(1.0)	–	(6.2)
Loans	(1.0)	–	–	(1.0)
Pension liability	(0.2)	(0.7)	–	(0.9)
	14.4	(2.2)	(1.3)	10.9
Goodwill (note 10)				49.9
				60.8
Satisfied by:				
Cash and borrowings undertaken including expenses of acquisition (note 24c)				60.4
Deferred consideration				0.4
				60.8

Included within the £10.9m fair value of assets acquired are assets relating to the Spectronic acquisition of £2.6m for which the valuation is provisional. This provisional valuation is due to the size of the acquisition and its proximity to the year end. As a result, further fair value adjustment may be required in 2005.

Fair value adjustments

Revaluations

The adjustments to stocks represent the increase in provisions against excess stocks and demonstration stocks. The adjustment to creditors and provisions reflects accruals for dilapidation expense and provision for warranty claims offset by the deferred tax implications of the fair value adjustments made. The adjustment to pension liabilities reflects pension deficits acquired.

Accounting policies

The adjustment to intangible fixed assets reflects the write-off of items in line with Group policy.

26 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Set out below are the narrative disclosures relating to financial instruments. The numerical disclosures are set out in notes 27 to 30. The group has taken advantage of the exemption available under FRS 13 "Derivatives and other financial instruments" not to provide numerical disclosures in relation to short term debtors and creditors, other than currency risk disclosures.

Financial instruments

The Group primarily finances its operations through a mixture of retained profits and borrowings. The Group does not use complex derivative financial instruments. Where it does use financial instruments these are mainly to manage the currency risks arising from normal operations and to raise finance for the Group's operations. The Group's financial instruments, other than derivatives, comprise borrowings, cash and various items such as trade debtors and trade creditors that arise directly from its operations. The Group also uses forward foreign currency contracts to manage transactional currency risks arising from the group's operations and interest rate swaps to manage interest rate risks.

It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken.

26 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS continued

Foreign currency risk is the most significant aspect for the Group in the area of financial instruments. It is exposed to a lesser extent to other risks such as interest rate risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. The policies have remained unchanged throughout the year.

Foreign currency risk

The Group, which is based in the UK and reports in sterling, has significant investment in overseas operations in the USA, with further investments in other EU countries, Australia, Canada, South Africa and Asia. As a result, the Group's balance sheet can be affected by movements in these countries' exchange rates. The Group's policy is to reduce, or eliminate where practicable, both structural and transactional foreign exchange risk. Where significant, currency denominated net assets are partially hedged by currency borrowings. Currency exposures are reviewed regularly and all significant foreign exchange transactions are approved by the parent company.

The pound/US dollar exchange rate is the most important as far as Cobham is concerned, particularly given the level of US dollars which the subsidiaries expect to receive from their normal business activities. In addition to the longer term borrowing structure, a number of financial instruments are used to manage the foreign exchange position, such as forward contracts. As at 31 December 2004 US$221m of forward contracts were in place and stretching out to 2014. These contracts are at an average exchange rate of $1.68: £1. It is the Group's current belief that the net dollar receipts from its subsidiaries will exceed the level of the outstanding commitment.

The Group has transactional currency exposures. Such exposures arise from sales and purchases by operating units in currencies other than the unit's functional currency. The Group's policy is to minimise trading in subsidiaries' non operating currencies. However, where this is impractical the Group will seek to reduce its exposure through the use of forward contracts.

The Group does not hedge balance sheet and profit and loss translation exposures. Generally, borrowings are arranged in local currencies to provide a natural hedge against overseas assets.

Interest rate risk

The Group has various long and short term borrowings principally in sterling and US dollars at fixed and floating rates of interest. The Group is continually monitoring its exposure to movements in interest rates in order to bring greater stability and certainty with respect to borrowing costs. Group policy is to assess borrowings with regard to fixed or variable rates of interest depending on prevailing market conditions, including instances where interest rate swaps are used.

Surplus funds are placed on short term deposit. These deposits have floating rates of interest, and thus there is some modest exposure to interest rates.

Liquidity risk

The Group has a strong cash flow and where practicable the funds generated by operating companies are managed on a regional basis. For short term working capital purposes in the UK, most operating companies utilise local bank facilities within an overall Group arrangement. In the USA a central treasury function is maintained which all US subsidiaries use. These practices allow a balance to be maintained between continuity of funding, security and flexibility.

As regards liquidity, the Group's policy has throughout the year been to maintain a mix of short, medium and long term borrowings with their lenders. The private placement of Cobham guaranteed senior notes which raised US$225m in October 2002 enabled the Group to reduce short term and increase long term borrowings. Short-term flexibility is achieved by overdraft facilities. Details of the year end position, which is in accordance with this policy, are given in note 29. It is, in addition, the Group's policy to maintain undrawn committed borrowing facilities in order to provide flexibility in the management of the Group's liquidity; details are also given in note 29.

Notes to the Financial Statements continued

27 FOREIGN CURRENCY RISK

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency. Except where the exposure is hedged, foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

Net foreign currency monetary (liabilities)/assets: £m	STERLING	US DOLLARS	AUSTRALIAN DOLLARS	EUROS	OTHER CURRENCIES	TOTAL
Functional currency of Group operation:						
Sterling	–	(64.7)	(0.2)	3.0	6.0	(55.9)
US dollars	0.3	–	–	(3.1)	(0.2)	(3.0)
Australian dollars	(0.2)	1.5	–	–	2.3	3.6
Euros	–	8.6	–	–	–	8.6
Other currencies	(1.8)	2.3	–	(1.8)	–	(1.3)
At 31 December 2004	(1.7)	(52.3)	(0.2)	(1.9)	8.1	(48.0)

£m	STERLING	US DOLLARS	AUSTRALIAN DOLLARS	EUROS	OTHER CURRENCIES	TOTAL
Functional currency of Group operation:						
Sterling	–	(71.8)	0.7	0.5	(0.7)	(71.3)
US dollars	0.4	–	–	(2.6)	0.7	(1.5)
Australian dollars	(0.9)	1.6	–	–	2.0	2.7
Euros	(17.3)	4.2	–	–	(0.3)	(13.4)
Other currencies	(1.9)	4.7	–	(1.5)	–	1.3
At 31 December 2003	(19.7)	(61.3)	0.7	(3.6)	1.7	(82.2)

The amounts shown in the table above take into account the effect of any forward currency contracts entered into for the purpose of managing these currency exposures.

Hedges of foreign currency transactions

As described above, it is the Group's policy to partially hedge foreign currency denominated net assets by currency borrowings. As these are not formally matched, the Group recognises all gains and losses on these in the period they are incurred.

28 INTEREST RATE RISK

Interest rate risk and profile of financial liabilities

The interest rate risk profile of the Group's financial liabilities was:

	FLOATING RATE FINANCIAL LIABILITIES		FIXED RATE FINANCIAL LIABILITIES		FINANCIAL LIABILITIES ON WHICH NO INTEREST IS PAID		TOTAL	
Currency: £m	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Sterling	30.0	46.1	0.1	8.3	4.5	7.4	34.6	61.8
US dollars	155.5	144.0	13.0	19.8	5.4	5.4	173.9	169.2
Australian dollars	–	0.1	24.6	17.8	0.1	0.7	24.7	18.6
Euros	38.4	16.4	4.9	5.9	7.7	8.7	51.0	31.0
Other currencies	0.7	1.8	–	–	0.3	0.2	1.0	2.0
At 31 December	224.6	208.4	42.6	51.8	18.0	22.4	285.2	282.6

All the Group's short-term creditors (other than borrowings) are excluded from the above tables either due to the exemption granted to short term items or because they do not meet the definition of a financial liability. In addition provisions for liabilities and charges of £23.9m (2003 - £23.3m) and long term creditors of £7.0m (2003 - £5.7m) have been excluded as they do not meet the definition of a financial liability under FRS 13.

28 INTEREST RATE RISK continued

Interest rate risk and profile of financial liabilities continued

	FIXED RATE FINANCIAL LIABILITIES				FINANCIAL LIABILITIES ON WHICH NO INTEREST IS PAID	
	WEIGHTED AVERAGE INTEREST RATE %		WEIGHTED AVERAGE PERIOD FOR WHICH RATE IS FIXED – YEARS		WEIGHTED AVERAGE PERIOD UNTIL MATURITY – YEARS	
Currency:	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Sterling	6.9	7.0	2.5	1.6	2.7	4.0
US dollars	6.3	6.3	1.2	2.2	4.0	4.8
Australian dollars	9.2	6.6	0.5	0.8	1.0	1.0
Euros	4.8	4.8	1.2	2.1	1.3	1.5
Other currencies	–	–	–	–	1.0	1.0
At 31 December	7.1	6.1	0.8	1.6	2.5	3.1

The floating rate liabilities comprise borrowings and overdrafts that bear interest at rates based on the appropriate LIBOR and base rates.

Interest rate risk and profile of financial assets

Currency: £m	**2004**	**2003**
Sterling	32.1	29.2
US dollars	50.7	64.5
Australian dollars	3.7	8.6
Euros	13.2	6.1
Other currencies	9.5	4.0
At 31 December	109.2	112.4
Floating rate	87.7	100.7
Fixed rate	4.3	1.1
No interest paid	17.2	10.6
At 31 December	109.2	112.4

The financial assets comprise cash, short term deposits and current investments at short term money market rates applicable to the currency together with certain long-term debtors that meet the definition of financial assets under FRS 13. Of the fixed rate financial assets, £nil (2003 - £1.1m) is denominated in US dollars, £4.3m (2003 - £nil) is denominated in Euros and the interest rate applied is 3.4%, fixed for approximately four years. Of the long term debtors of £9.6m (2003 - £6.3m), £1.7m (2003 - £0.1m) has been excluded as it does not meet the definition of a financial asset under FRS 13.

Of the financial assets upon which no interest is paid £8.6m (2003 - £6.2m) is denominated in sterling, £3.7m (2003 - £1.4m) in US dollars, £4.3m (2003 - £2.6m) in Euros and £0.6m (2003 - £0.4m) in other currencies. Sterling balances of £7.9m (2003 - £6.1m) are receivable in eight years and the balance is receivable on demand.

As per note 14 (Debtors), £6.1m of debtor balances in 2003 has been reclassified from Amounts falling due within one year to Amounts falling due after more than one year.

29 LIQUIDITY RISK

Maturity of Financial Liabilities

The maturity profile of the carrying amount of the Group's financial liabilities, other than short term creditors, was as follows:

	DEBT		FINANCE LEASES		PROVISIONS AND LONG TERM CREDITORS		TOTAL	
Currency: £m	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Within one year, or on demand	105.5	80.3	10.6	0.1	7.0	5.0	123.1	85.4
Between one and two years	9.2	19.8	0.2	0.1	2.6	7.2	12.0	27.1
Between two and five years	47.3	26.2	–	–	8.2	9.8	55.5	36.0
Over five years	94.6	134.1	–	–	–	–	94.6	134.1
At 31 December	256.6	260.4	10.8	0.2	17.8	22.0	285.2	282.6

Notes to the Financial Statements continued

29 LIQUIDITY RISK continued

Borrowing facilities

The Group has the following undrawn committed borrowing facilities in various currencies available in respect of which all conditions precedent had been met. These facilities are at floating interest rates:

£m	2004	2003
Expiring within one year	47.8	45.3
Expiring between one and two years	–	–
Expiring between two and five years	71.6	21.6
Expiring in over five years	–	108.1
At 31 December	119.4	175.0

30 FAIR VALUES

Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and liabilities. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale, and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. For floating rate loans, fair values closely approximate to cost.

	BOOK VALUE		FAIR VALUE	
31 December £m	**2004**	**2003**	**2004**	**2003**
Primary financial instruments held or issued to finance the Group's operations:				
Short term borrowings	(116.1)	(80.4)	(116.2)	(80.6)
Long term borrowings	(151.3)	(180.2)	(149.4)	(184.1)
Other long term creditors	(3.6)	(6.0)	(3.6)	(6.0)
Provisions for liabilities and charges	(14.2)	(16.0)	(14.2)	(16.0)
Cash in hand	101.3	106.1	101.3	106.1
Current asset investments	–	0.1	–	0.2
Other long term debtors	7.9	6.2	7.9	6.2
Derivative financial instruments held to manage the interest rate profile:				
Interest rate swaps	–	–	1.7	1.8

Of the unrecognised profits and losses on interest rate swaps at 31 December 2003, a profit of £3.6m (2003 - £4.2m) was recognised in the profit and loss account in the year. At 31 December 2004, a profit of £2.0m (2003 - £4.0m) is expected to be recognised in the profit and loss account in the forthcoming year.

	BOOK VALUE		FAIR VALUE	
31 December £m	**2004**	**2003**	**2004**	**2003**
Derivative financial instruments held to hedge the currency exposure on expected future sales:				
Forward foreign currency contracts	3.4	6.0	22.9	12.8

Of the unrecognised profits in forward foreign currency contracts at 31 December 2003, a profit of £0.9m (2003 - £nil) was recognised in the profit and loss account in the year. At 31 December 2004 a profit of £4.9m (2003 - £0.8m) is expected to be recognised in the profit and loss account in the forthcoming year.

31 OPERATING LEASES

The following annual operating lease commitments existed at the year end:

	GROUP			
	LAND AND BUILDINGS		OTHER	
£m	**2004**	**2003**	**2004**	**2003**
Annual commitments which expire:				
Within one year	0.9	0.5	2.7	4.9
Between one and five years	2.9	1.7	7.8	11.7
In five years or more	1.8	0.9	1.5	2.6
	5.6	3.1	12.0	19.2

32 CONTINGENT LIABILITIES

As at 31 December 2004 the parent company had contingent liabilities in respect of bank and contractual performance guarantees and other matters arising in the ordinary course of business entered into for or on behalf of certain Group undertakings. It is not expected that any material liability will arise in respect thereof.

33 POST BALANCE SHEET EVENTS

After the year end the Group has acquired WA Systems Limited in the UK, Mastsystems International Oy in Finland and TCRMA in France for a total of £9.8m plus a further £3m in contingent consideration.

As at 31 December 2004 the Group has also agreed to purchase Remec Defense and Space Inc for US$260m subject to shareholder and regulatory approval and H. Koch & Sons Co for US$63m subject to regulatory approval.

34 RELATED PARTY TRANSACTIONS

Directors

The directors of Cobham plc had no material transactions with the company during the year, other than as a result of service agreements. Details of the directors' remuneration are disclosed in the remuneration report.

Joint Ventures and Associates

The following transactions took place between the Group and its joint venture and associate companies during the year:

£m	2004	2003
Increase in short term loan movements	–	2.7
(Reduction)/increase in borrowings from joint ventures and associates	(8.0)	8.0
Dividends receivable from joint ventures	6.2	–
Net sales of goods, contracts and services	0.8	0.4
Rent waiver to associate	0.2	–
Investment in joint ventures and associates (note 12)	4.3	1.3

The following balances relating to joint ventures and associates were included in the consolidated balance sheet at the year end:

£m	2004	2003
Receivable balances:		
Trading balances (note 14)	0.1	0.6
Dividend receivable from joint ventures (note 14)	1.2	–
Payable balances:		
Other borrowings (note 16)	–	8.0

Notes to the Financial Statements continued

35 PRINCIPAL INTERESTS IN UNDERTAKINGS

All subsidiary undertakings have been included in the consolidation. The undertakings which, in the opinion of the directors, principally affected the results for the year or the net assets of the group were:

Undertaking	Country of registration / incorporation and operation	Class of shares / stocks	Percentage of nominal value of shares held
Aerospace Systems			
Carleton Technologies Inc	USA	Common	100
Carleton Life Support Systems Inc	USA	Common	100
Cobham Fluid Systems Limited*	England	Ordinary	100
Conax Florida Corporation	USA	Common	100
Dräger Aerospace GmbH	Germany	Ordinary	100
Flight Refuelling Limited*	England	Ordinary	100
FR Countermeasures Inc	USA	Common	100
FR-HiTEMP Limited	England	Ordinary	100
Sargent Fletcher Inc	USA	Common	100
Stanley Aviation Corporation	USA	Preferred & Common	100
Wallop Defence Systems Limited	England	Ordinary	100
Chelton			
ACR Electronics Inc	USA	Common	100
Air Précision SA	France	Ordinary	100
Artex Aircraft Supplies Inc	USA	Common	100
Atlantic Microwave Corporation	USA	Common	100
Atlas Composites Limited	England	Ordinary	100
Chelton Antennas SA	France	Ordinary	100
Chelton Applied Composites AB	Sweden	Ordinary	100
Chelton Avionics Inc	USA	Common	100
Chelton Avionics (Proprietary) Limited	South Africa	Ordinary	100
Chelton Defence Communications Limited	England	Ordinary	100
Chelton (Electrostatics) Limited	England	Ordinary	100
Chelton Flight Systems Inc	USA	Common	100
Chelton Inc	USA	Common	100
Chelton Limited*	England	Ordinary	100
Chelton Radomes Limited	England	Ordinary	100
Chelton Radomes Witney Limited	England	Ordinary	100
Chelton Telecom & Microwave SA	France	Ordinary	100
Cobham Composites Limited	England	Ordinary	100
Comant Industries Inc	USA	Common	100
Continental Microwave & Tool Co Inc	USA	Common	100
Credowan Limited	England	Ordinary	100
Culham Electromagnetics and Lightning Limited	England	Ordinary	100

Undertaking	Country of registration / incorporation and operation	Class of shares / stocks	Percentage of nominal value of shares held
Chelton continued			
DTC Communications Inc	USA	Common	100
ERA Technology Limited	England	Ordinary	100
European Antennas Limited	England	Ordinary	100
Hyper Technologies SA	France	Ordinary	100
Kevlin Corporation	USA	Common	100
Label SA	France	Ordinary	100
Micromill Electronics Limited	England	Ordinary	100
Nauticast AG	Austria	Ordinary	100
NEC Aero SA	France	Ordinary	100
Northern Airborne Technology Limited	Canada	Common	99.1
Novatech Design Limited	Canada	Common	100
Nurad Technologies Inc	USA	Common	100
Omnipless Manufacturing (Proprietary) Limited*	South Africa	Ordinary	100
Orion Electronics Limited	Canada	Common	100
Precision Antennas Limited	England	Ordinary	100
Racal Antennas Limited	England	Ordinary	100
Salies SA	France	Ordinary	100
Sea Tel Inc	USA	Common	100
Seimac Limited	Canada	Common	100
Sivers Lab AB	Sweden	Ordinary	100
Slingsby Aviation Limited	England	Ordinary	100
Spectronic Denmark A/S	Denmark	Ordinary	100
TEAM SA	France	Ordinary	98.7
Flight Operations and Services			
Aviation Défense Service SA (joint venture)	France	Ordinary	45
FB Heliservices Limited (joint venture)	England	Ordinary	50
FBS Limited (joint venture)	England	Ordinary	50
Flight Precision Limited	England	Ordinary	51
FR Aviation Group Limited*	England	Ordinary	100
FR Aviation Limited	England	Ordinary	100
FR Aviation Services Limited	England	Ordinary	100
National Air Support Pty Limited	Australia	Ordinary	100
National Jet Systems Pty Limited	Australia	Ordinary	100
Surveillance Australia Pty Limited	Australia	Ordinary	100

In the case of the companies marked*, the stated percentage nominal value of issued shares is held by, or by a nominee for, Cobham plc. Otherwise, shares are held by, or by a nominee for, a subsidiary undertaking of Cobham plc.

Group Financial Record

£m	2000	RESTATED 2001	RESTATED 2002	2003	2004
Turnover	568.4	721.8	734.6	832.6	983.0
Underlying Profit before Taxation	90.2	103.5	115.8	135.3	146.9
Profit before Taxation	89.0	87.5	99.9	54.5	125.9
Taxation	(26.4)	(27.7)	(28.1)	(36.0)	(40.9)
Profit after Taxation	62.6	59.8	71.8	18.5	85.0
Minority interest	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)
Attributable to Shareholders	62.4	59.6	71.5	18.2	84.7
Dividends	(20.2)	(23.6)	(25.9)	(31.3)	(34.6)
Profit/(Loss) Retained	42.2	36.0	45.6	(13.1)	50.1
Net Assets Employed					
Intangible assets	165.3	243.9	250.3	345.9	373.8
Tangible assets	186.6	191.0	194.2	228.1	241.0
Investments	5.6	10.6	14.5	16.5	17.3
Current assets	306.1	385.0	405.1	487.0	522.5
	663.6	830.5	864.1	1,077.5	1,154.6
Current liabilities	(277.8)	(318.0)	(277.1)	(340.2)	(397.2)
Long term liabilities	(114.9)	(198.5)	(242.2)	(231.2)	(200.0)
Net assets excluding pension liabilities	270.9	314.0	344.8	506.1	557.4
Pension liabilities	–	–	(46.6)	(49.2)	(47.7)
Net assets including pension liabilities	270.9	314.0	298.2	456.9	509.7
Financed by					
Ordinary share capital	24.8	25.2	25.4	27.8	27.9
Reserves	245.5	288.0	272.0	428.0	480.7
Shareholders' Funds	270.3	313.2	297.4	455.8	508.6
Minority interest	0.6	0.8	0.8	1.1	1.1
	270.9	314.0	298.2	456.9	509.7

Pence	2000	RESTATED 2001	RESTATED 2002	2003	2004
Dividend per ordinary share	20.20	23.23	25.60	28.16	31.00
Earnings per ordinary share – underlying	64.2	75.4	86.4	93.5	94.8
Earnings per ordinary share – basic	63.0	59.4	70.7	17.2	76.0
Earnings per ordinary share – fully diluted	62.3	58.8	70.2	17.1	75.5
Net assets per ordinary share	273	311	294	412	457

£m	2000	2001	2002	2003	2004
Market capitalisation	1,040	1,086	1,035	1,295	1,381

Notes: Underlying profit before taxation represents the profit on ordinary activities before taxation, amortisation of goodwill, integration costs and exceptional items.

In 2001 long term liabilities and reserves were restated to reflect the impact of adopting FRS 19 'Deferred Tax' in 2002.

In 2002 current assets, long term liabilities, pension liabilities and profit/(loss) retained were restated to reflect the adoption of FRS 17 'Retirement Benefits'. Years prior to 2002 have not been restated for this adoption of FRS 17.

Shareholder Information

ANALYSIS OF SHAREHOLDERS

(a) At 31 December 2004, 5,179 ordinary shareholders were on the register compared with 5,149 at 31 December 2003.

(b) Analysis of ordinary shareholders on the register at 31 December 2004:

Size of holding	NUMBER OF REGISTERED HOLDERS	PERCENTAGE OF REGISTERED HOLDERS %	NUMBER OF ORDINARY SHARES HELD (000'S)	PERCENTAGE OF ORDINARY SHARES %
Up to 1,000	3,788	73.14	957,909	0.86
1,001 – 10,000	929	17.94	2,879,722	2.58
10,001 – 50,000	218	4.21	5,052,851	4.53
50,001 – 250,000	153	2.95	17,415,830	15.60
250,001 – 1,000,000	70	1.35	34,614,046	31.01
1,000,001 and above	21	0.41	50,686,547	45.42
	5,179	100.00	111,606,905	100.00

Category				
Private persons	3,914	75.57	7,272,386	6.52
Nominees	1,168	22.55	101,028,164	90.52
Insurance companies	3	0.06	526,556	0.47
Pension funds	2	0.04	206	0.00
Other corporate bodies	92	1.78	2,779,593	2.49
	5,179	100.00	111,606,905	100.00

Source: Lloyds TSB Registrars.

REGISTRARS

Enquiries concerning shareholdings or dividends should, in the first instance, be addressed to the company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone: +44 (0)870 600 3970). Shareholders should promptly notify the registrars of any change of address or other particulars.

The registrars provide a range of shareholders' services on line. The portfolio service provides access to information on investments including balance movements, indicative share prices and information on recent dividends and also enables address and mandate details to be amended on line. For further information and practical help on transferring shares or updating your details, please visit www.shareview.co.uk. The share dealing service enables shares to be sold by UK shareholders by telephone or over the internet. For telephone sales please call 0870 850 0852 between 8.30am and 4.30pm. For internet sales please visit www.shareview.co.uk/dealing.

INDIVIDUAL SAVINGS ACCOUNTS (ISAs)

The company has introduced corporate sponsored ISAs through The Share Centre Limited, an independent stockbroker. Further information may be obtained from The Share Centre Limited on +44 (0)1296 414444 or by writing to The Share Centre Limited, PO Box 2000, Aylesbury, Bucks HP21 8ZB. Alternatively, details can be requested via e-mail: cobham@share.co.uk.

CAPITAL GAINS TAX

For the information of shareholders who held Cobham plc ordinary shares on 31 March 1982, the market value, adjusted for capitalisation and rights issues, of the company's ordinary shares on that date for capital gains tax purposes was 86.02p.

FINANCIAL CALENDAR

Annual general meeting	8 June 2005
Final dividend (if approved)	4 July 2005
Interim results	13 September 2005
Interim dividend	December 2005

REGISTERED OFFICE

Brook Road, Wimborne, Dorset BH21 2BJ
Telephone: +44 (0) 1202 882020
Facsimile: +44 (0) 1202 840523
Internet: www.cobham.com
Registered in England No. 30470

PRODUCED BY ROYLE FINANCIAL PRINT LIMITED: LONDON



Cobham plc
Brook Road
Wimborne
Dorset
BH21 2BJ
United Kingdom

Telephone
+44 (0)1202 882020

Facsimile
+44 (0)1202 840523

Internet
www.cobham.com